SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Index

(Expressed in millions of US Dollars, unless otherwise indicated)

Report of Independent Registered Public Accounting Firm		3
Consolidated Statement of Financial Position		4
Consolidated Statement of Income		5
Consolidated Statement of Comprehensive Income		6
Consolidated Statement of Cash Flows		7
Consolidated Statement of Changes in Shareholders’ Equity		8
Notes to the financial statements		9
1.	The Company and its operations	9
2.	Basis of preparation	9
3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	10
4.	Summary of significant accounting policies	15
5.	Critical accounting policies: key estimates and judgments	25
6.	New standards and interpretations	31
7.	Cash and cash equivalents and Marketable securities	32
8.	Trade and other receivables	33
9.	Inventories	36
10.	Disposal of assets and legal mergers	36
11.	Investments	38
12.	Property, plant and equipment	41
13.	Intangible assets	43
14.	Impairment	44
15.	Exploration for and evaluation of oil and gas reserves	49
16.	Trade payables	51
17.	Finance debt	51
18.	Leases	53
19.	Related party transactions	54
20.	Provision for decommissioning costs	56
21.	Taxes	56
22.	Employee benefits (Post-Employment)	61
23.	Shareholders’ equity	70
24.	Sales revenues	71
25.	Other expenses, net	72
26.	Costs and Expenses by nature	72
27.	Net finance income (expense)	73
28.	Supplemental information on statement of cash flows	73
29.	Segment Information	74
30.	Provisions for legal proceedings	78
31.	Commitment to purchase natural gas	84
32.	Collateral for crude oil exploration concession agreements	84
33.	Risk management	85
34.	Fair value of financial assets and liabilities	91
35.	Subsequent events	92
36.	Information Related to Guaranteed Securities Issued by Subsidiaries	93
Supplementary information on Oil and Gas Exploration and Production (unaudited)		94

Petróleo Brasileiro S.A. – Petrobras

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. – Petrobras and its subsidiaries (the "Company") at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, in 2014, the Company wrote off US$ 2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized, according to testimony obtained from Brazilian criminal investigations conducted by the Brazilian authorities.

/s/

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

March 21, 2016

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

December 31, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	12.31.2015	12.31.2014	Liabilities	Note	12.31.2015	12.31.2014
Current assets				Current liabilities
Cash and cash equivalents	7	25,058	16,655	Trade payables	16	6,380	9,760
Marketable securities	7	780	9,323	Finance debt	17	14,683	11,868
Trade and other receivables, net	8	5,803	7,969	Finance lease obligations	18	12	16
Inventories	9	7,441	11,466	Income taxes payable	21.1	105	247
Recoverable income taxes	21.1	983	1,063	Other taxes payable	21.1	3,365	4,064
Other recoverable taxes	21.1	1,765	2,748	Payroll, profit sharing and related charges		1,302	2,066
Advances to suppliers		108	423	Pension and medical benefits	22	655	796
Other current assets		1,338	1,180	Others		1,946	2,301
		43,276	50,827			28,448	31,118
Assets classified as held for sale	10.3	152	5	Liabilities on assets classified as held for sale	10.3	125	−
		43,428	50,832			28,573	31,118

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	17	111,482	120,218
Trade and other receivables, net	8	3,669	4,832	Finance lease obligations	18	39	56
Marketable securities	7	88	109	Deferred income taxes	21.6	232	3,031
Judicial deposits	30.2	2,499	2,682	Pension and medical benefits	22	12,195	16,491
Deferred income taxes	21.6	6,016	1,006	Provisions for legal proceedings	30.1	2,247	1,540
Other tax assets	21.1	2,821	4,008	Provision for decommissioning costs	20	9,150	8,267
Advances to suppliers		1,638	2,409	Others		548	988
Others		2,446	3,817			135,893	150,591
		19,177	18,863
				Total liabilities		164,466	181,709

				Shareholders' equity
Investments	11	3,527	5,753	Share capital (net of share issuance costs)	23.1	107,101	107,101
Property, plant and equipment	12	161,297	218,730	Change in interest in subsidiaries	23.2	321	148
Intangible assets	13	3,092	4,509	Profit reserves	23.3	57,977	66,423
		187,093	247,855	Accumulated other comprehensive (deficit)	23.4	(100,163)	(57,400)
				Attributable to the shareholders of Petrobras		65,236	116,272
				Non-controlling interests	11.4	819	706
				Total equity		66,055	116,978
Total assets		230,521	298,687	Total liabilities and shareholder's equity		230,521	298,687
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

December 31, 2015, 2014 and 2013 (In millions of US Dollars, unless otherwise indicated)

	Note	2015	2014	2013
Sales revenues	24	97,314	143,657	141,462
Cost of sales		(67,485)	(109,477)	(108,834)
Gross profit		29,829	34,180	32,628

Income (expenses)
Selling expenses		(4,627)	(6,827)	(4,904)
General and administrative expenses		(3,351)	(4,756)	(4,982)
Exploration costs	15	(1,911)	(3,058)	(2,959)
Research and development expenses		(630)	(1,099)	(1,132)
Other taxes		(2,796)	(760)	(780)
Impairment of assets	14	(12,299)	(16,823)	(544)
Write-off - overpayments incorrectly capitalized	3	−	(2,527)	−
Other expenses, net	25	(5,345)	(5,293)	(1,113)
		(30,959)	(41,143)	(16,414)

Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes		(1,130)	(6,963)	16,214

Finance income		1,412	1,949	1,815
Finance expenses		(6,437)	(3,923)	(2,673)
Foreign exchange and inflation indexation charges		(3,416)	339	(1,933)
Net finance income (expense)	27	(8,441)	(1,635)	(2,791)

Share of earnings (losses) in equity-accounted investments	11.2	(177)	218	507

Profit sharing	22.7	−	(444)	(520)

Income (loss) before income taxes		(9,748)	(8,824)	13,410

Income taxes	21.7	1,137	1,321	(2,578)

Net income (loss)		(8,611)	(7,503)	10,832

Net income (loss) attributable to:
Shareholders of Petrobras		(8,450)	(7,367)	11,094
Non-controlling interests		(161)	(136)	(262)

Net income (loss)		(8,611)	(7,503)	10,832

Basic and diluted earnings (loss) per weighted-average of common and preferred share - in U.S. dollars	23.6	(0.65)	(0.56)	0.85

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

December 31, 2015, 2014 and 2013 (In millions of US Dollars)

	2015	2014	2013
Net income (loss)	(8,611)	(7,503)	10,832

Items that will not be reclassified to the statement of income:
Actuarial gains (losses) on defined benefit pension plans	(53)	(5,947)	7,248
Deferred income tax	(14)	1,157	(2,153)
	(67)	(4,790)	5,095
Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	−	−	1
Reclassified to the statement of income	−	−	(44)
Deferred income tax	−	−	15
	−	−	(28)
Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	(21,132)	(6,443)	(6,226)
Reclassified to the statement of income	2,057	702	303
Deferred income tax	6,486	1,953	2,012
	(12,589)	(3,788)	(3,911)
Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	10	6	9
Reclassified to the statement of income	−	1	9
	10	7	18

Cumulative translation adjustments (*)	(29,248)	(15,606)	(20,397)

Share of other comprehensive income (losses) in equity-accounted investments	(861)	(263)	(265)

Total other comprehensive income (loss):	(42,755)	(24,440)	(19,488)

Total comprehensive income (loss)	(51,366)	(31,943)	(8,656)

Comprehensive income (loss) attributable to:
Shareholders of Petrobras	(51,209)	(31,729)	(8,263)
Non-controlling interests	(157)	(214)	(393)
Total comprehensive income (loss)	(51,366)	(31,943)	(8,656)
(*) Includes US$ 1,002 of cumulative translation adjustments in investees (US$ 321 in 2014).
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

December 31, 2015, 2014 and 2013 (In millions of US Dollars)

	2015	2014	2013
Cash flows from Operating activities
Net income (loss)	(8,611)	(7,503)	10,832
Adjustments for:
Share of earnings (losses) in equity-accounted investments	177	(218)	(507)
Depreciation, depletion and amortization	11,591	13,023	13,188
Impairment of property, plant and equipment, intangible and other assets	12,299	16,823	544
Inventory write-down to net realizable value	431	1,015	580
Exploration expenditures written off	1,441	2,178	1,892
Write-off - overpayments incorrectly capitalized	−	2,527	−
Allowance for impairment of trade receivables	941	2,378	73
(Gains) losses on disposal of assets, write-offs of assets, E&P areas returned and cancelled projects, net	758	481	(1,745)
Foreign exchange, indexation and finance charges	9,172	3,571	3,167
Deferred income taxes, net	(2,043)	(3,045)	402
Pension and medical benefits (actuarial expense)	1,960	2,022	2,566
Decrease (Increase) in assets
Trade and other receivables, net	(396)	(2,507)	(1,142)
Inventories	291	570	(2,128)
Judicial deposits	(789)	(506)	(131)
Other assets	(819)	(2,297)	(172)

Increase (Decrease) in liabilities
Trade payables	(1,226)	(1,211)	1,108
Taxes payable	1,061	(1,245)	(1,517)
Pension and medical benefits	(709)	(834)	(796)
Other liabilities	384	1,410	75
Net cash provided by operating activities	25,913	26,632	26,289
Cash flows from Investing activities
Capital expenditures	(21,653)	(34,808)	(45,110)
Investments in investees	(108)	(329)	(199)
Proceeds from disposal of assets	727	3,744	3,820
Divestment (investment) in marketable securities	7,982	(5,469)	5,718
Dividends received	259	387	146
Net cash (used in) investing activities	(12,793)	(36,475)	(35,625)

Cash flows from Financing activities
(Acquisition) Investments of non-controlling interest	100	(98)	(70)
Financing and loans, net:
Proceeds from long-term financing	17,420	31,050	39,542
Repayment of principal	(14,809)	(10,031)	(18,455)
Repayment of interest	(6,305)	(5,995)	(5,066)
Dividends paid	−	(3,918)	(2,656)
Net cash provided by (used in) financing activities	(3,594)	11,008	13,295

Effect of exchange rate changes on cash and cash equivalents	(1,123)	(378)	(1,611)

Net increase in cash and cash equivalents	8,403	787	2,348

Cash and cash equivalents at the beginning of the year	16,655	15,868	13,520

Cash and cash equivalents at the end of the year	25,058	16,655	15,868

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

December 31, 2015, 2014 and 2013 (In millions of US Dollars)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Change in interest in subsidiaries	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
Balance at December 31, 2012	107,362	(279)	628	(6,174)	−	(7,600)	102	7,364	1,645	729	57,019	(82)	160,714	1,152	161,866
Capital increase with reserves	9									(9)			−	−	−
Realization of deemed cost							(5)					5	−		−
Change in interest in subsidiaries			46										46	(102)	(56)
Net income												11,094	11,094	(262)	10,832
Other comprehensive income (loss)				(20,266)	(3,911)	5,095	(275)						(19,357)	(131)	(19,488)
Appropriations:													−		−
Transfer to reserves								555	537	9	5,946	(7,047)	−		−
Dividends												(3,970)	(3,970)	(61)	(4,031)
	107,371	(279)	674	(26,440)	(3,911)	(2,505)	(178)	7,919	2,182	729	62,965	−	148,527	596	149,123
Balance at December 31, 2013		107,092	674				(33,034)					73,795	148,527	596	149,123
Capital increase with reserves	9									(9)			−		−
Realization of deemed cost							(4)					4	−		−
Change in interest in subsidiaries			(526)										(526)	393	(133)
Net loss												(7,367)	(7,367)	(136)	(7,503)
Other comprehensive income (loss)				(15,528)	(3,788)	(4,790)	(256)						(24,362)	(78)	(24,440)
Appropriations:													−		−
Transfer to reserves											(7,363)	7,363	−		−
Dividends													−	(69)	(69)
	107,380	(279)	148	(41,968)	(7,699)	(7,295)	(438)	7,919	2,182	720	55,602	−	116,272	706	116,978
Balance at December 31, 2014		107,101	148				(57,400)					66,423	116,272	706	116,978
Realization of deemed cost							(4)					4	−		−
Change in interest in subsidiaries			173										173	338	511
Net loss												(8,450)	(8,450)	(161)	(8,611)
Other comprehensive income (loss)				(29,252)	(12,589)	(67)	(851)					−	(42,759)	4	(42,755)
Appropriations:													−		−
Transfer to reserves											(8,446)	8,446	−		−
Dividends													−	(68)	(68)
	107,380	(279)	321	(71,220)	(20,288)	(7,362)	(1,293)	7,919	2,182	720	47,156	−	65,236	819	66,055
Balance at December 31, 2015		107,101	321				(100,163)					57,977	65,236	819	66,055

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation

2.1.            Statement of compliance and authorization of financial statements

These consolidated financial statements have been prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and presents all relevant information related to the financial statements. The information is presented in U.S. dollars.

These financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities measured at fair value and certain current and non-current assets and liabilities, as set out in the summary of significant accounting policies.

The annual consolidated financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on March 21, 2016.

2.2.            Functional and presentation currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of most of the Petrobras entities that operate outside Brazil is the U.S. dollar. The functional currency of Petrobras Argentina is the Argentine Peso.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 – “The effects of changes in foreign exchange rates”. All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. Equity items are translated using the exchange rates prevailing at the dates of the transactions. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2015	Jun 2015	Sep 2015	Dec 2015	Mar 2014	Jun 2014	Sep 2014	Dec 2014
Quarterly average exchange rate	2.86	3.07	3.55	3.84	2.36	2.23	2.28	2.55
Period-end exchange rate	3.21	3.10	3.97	3.90	2.26	2.20	2.45	2.66

2.3.            Reclassifications

The Company has reclassified certain amounts from prior periods to conform to current period presentations. Performance bonuses advanced to customers in the amount of US$ 605 are currently classified as other long-term receivables (and were previously classified as non-current trade and other receivables, net) in order to provide a better presentation of its accounts receivable. Such reclassification did not affect the net income or shareholders’ equity of the years presented.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In 2009, the Brazilian federal police began an investigation called “Lava Jato” (Car Wash) aimed at criminal organizations engaged in money laundering in several Brazilian states. The Lava Jato investigation is extremely broad and involves numerous investigations into several criminal practices focusing on crimes committed by individuals in different parts of the country and sectors of the Brazilian economy.

Beginning in 2014, and over the course of 2015, the Brazilian Federal Prosecutor’s Office focused part of its investigation on irregularities involving Petrobras’s contractors and suppliers and uncovered a broad payment scheme that involved a wide range of participants, including former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharge the Company under those contracts and use the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former Petrobras personnel and other individuals involved in the scheme. Petrobras refers to this scheme as the “payment scheme” and to the companies involved in the scheme as “cartel members”.

In addition to the payment scheme, the investigations identified several specific instances of other contractors and suppliers that allegedly overcharged Petrobras and used the overpayment received from their contracts with the Company to fund improper payments, unrelated to the payment scheme, to certain Petrobras employees, including the former Petrobras personnel. Those contractors and suppliers are not cartel members and acted individually. Petrobras refers to these specific cases as the “unrelated payments.”

Certain former executives of Petrobras were arrested and/or charged for money-laundering and passive corruption. Other former executives of the Company as well as executives of Petrobras contractors and suppliers were or are expected to be charged as a result of the investigation. The amounts paid by Petrobras related to contracts with contractors and suppliers involved in the payment scheme were included in historical costs of its property, plant and equipment. However, the Company believes that, under International Accounting Standard IAS 16 – Property, Plant and Equipment, the portion of the payments made to these companies and used by them to make improper payments, which represents additional expenses incurred as a result of the payments scheme, should not have been capitalized. Thus, in the third quarter of 2014, the Company wrote off US$2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

The Company has continuously monitored the investigations for additional information and to assess any potential impact on the adjustments made. No additional information has been identified that impacted the adopted calculation methodology or the recorded adjustment in 2014 for the preparation of the financial statements for the year ended December 31, 2015.

Petrobras will continue to monitor the results of the investigations and the availability of other information concerning the payment scheme.  If information becomes available that indicates with sufficient precision that the estimate described above should be adjusted, Petrobras will evaluate whether the adjustment is material and, if so, recognize it.

3.1.       The Company’s response to the facts uncovered in the investigation

The Company has been closely monitoring the investigations and cooperating fully with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Brazilian Judiciary, and other Brazilian authorities (the Federal Audit Court – Tribunal de Contas da União – TCU, and the Federal General Controller – Controladoria Geral da União – CGU) in the investigation of all crimes and irregularities. We have responded to numerous requests for documents and information from these authorities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company has also cooperated with the U.S. Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ), which, since November 2014, have been investigating potential violations of U.S. law based on information disclosed as a result of the Lava Jato investigation.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office and by the court hearing the case. As a result, we have entered the criminal proceedings as an assistant to the prosecutor and we have renewed our commitment to continue cooperating to clarify the issues and report them regularly to our investors and to the public in general.

We do not tolerate corrupt practices and illegal acts perpetuated by any of our employees. Accordingly, in 2015 the Company continued to implement measures to improve its corporate governance and compliance systems as part of the process of strengthening the internal control structure.

With respect to Corporate Governance, the Company's bylaws were amended to provide for the Advisory Committees, including the Audit Committee and the Compensation and Succession Committee, which is responsible for determining the qualifications for nominations of executive managers, executive officers and Board members. In addition, the Strategic Committee and Finance Committee were both created. Also, under our new corporate governance rules, the Company must be represented by two officers, acting jointly.

Additionally, Petrobras’ scope of authority was reviewed and a shared authority procedure was implemented, in which at least two managers are needed for decision-making.

With respect to the compliance systems, the Company has restructured its General Ombudsman providing for a single channel for complaints. Petrobras has reviewed and updated the Petrobras Corruption Prevention Program Guide, as well as its contractual instruments and Procurement Guide. The Company is implementing qualification procedures related to the integrity measures requirements for all its contractors, providing due diligence integrity and a system of red flags (alerts). The provisional ban of contracting companies identified by the investigation has also been an important initiative adopted by the Company. A Correction Committee was formed as part of Company's organizational structure to guide, standardize and monitor the implementation of disciplinary sanctions in cases involving fraud or corruption.

In June 2015, the Company approved a revised Business Risk Management Policy (Política de Gestão de Riscos Empresariais), which outlines authorities, responsibilities, principles and guidelines to guide risk management initiatives in Petrobras.

Internal investigations are still in progress and are being carried out by two independent firms hired in October 2014, which report directly to a Special Committee that serves as a reporting line to the Board of Directors. The Special Committee is composed of our Governance, Risk and Compliance Officer, João Adalberto Elek Junior and two other independent and recognized experts: Ellen Gracie Northfleet, retired Chief Justice of the Brazilian Supreme Court, recognized internationally as a jurist with great experience in analyzing complex legal issues; and Andreas Pohlmann from Germany, who has broad experience in compliance and corporate governance matters.

We established Internal Investigative Committees (Comissões Internas de Apuração) to investigate instances of non-compliance with corporate rules, procedures or regulations. The Committees’ investigation results are shared with the Brazilian authorities in accordance with their progresses.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Accordingly, the Company joined five public civil suits addressing acts of administrative misconduct, with the Brazilian Public Prosecutor’s Office on February 20, 2015, and in another suit with the same subject filed by the Federal Government, including demands for compensation for reputation damages.

In order to secure future compensation to Petrobras for each civil action related to misconduct, the courts granted cautionary orders to impound defendants’ property.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, the Company may be entitled to receive a portion of such funds.

Following a plea agreement with the Brazilian authorities, in 2015 the Company received US$ 72 from the funds repatriated by Pedro José Barusco Filho (a former executive manager of the service area) as compensation for damages.

Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

3.2.       Approach adopted by the Company to adjust its property, plant and equipment for overpayments

As it is not possible to specifically identify the amounts of each overpayment to contractors and suppliers, or periods over which such payments occurred, Petrobras developed a methodology to estimate the aggregate amount that it overpaid under the payment scheme, in order to determine the amount of the write‐off representing the overstatement of its assets resulting from overpayments used to fund improper payments.

It continues to be impracticable to identify the exact date and amount of each overpayment by the Company to the contractors and suppliers because of the limitations described below:

-          The information available to the Company in the testimony identifies the companies involved in the payment scheme and the period of time it was in effect and indicates several affected contracts, but does not specify individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.

-          Petrobras itself did not make or receive any improper payments. They were made by outside contractors and suppliers, so the exact amounts that the Company overpaid to fund these payments cannot be identified. The information to determine the amount by which the Company was overcharged by the cartel members is not contained within the Company’s accounting records.  These records reflect the terms of the contract entered into by the Company, which entailed payments that were inflated because of the conspiracy among the cartel members and the former Petrobras personnel to overcharge Petrobras. Since the Company cannot identify the amount of overpayments for specific contractual payments or in specific accounting periods,   it cannot determine the period in which to adjust property, plant and equipment.

-          Two independent firms are conducting an independent internal investigation, under the direction of the Special Committee mentioned above. The independent internal investigation continues and is not expected to provide additional quantitative information of a kind to support an adjustment to the Company’s financial statements. The information available to the investigators is limited to internal information of Petrobras, so it will not be able to produce specific identified information on the amount by which the Company was overcharged. The money-laundering activities alleged to have occurred were designed to hide the origins and amounts of the funds involved, so specific accounting should not be expected.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

-          The ongoing investigations by Brazilian authorities focus on the criminal liability of individuals, and not on establishing a full accounting of the amounts that Petrobras was overcharged by the cartel members or all improper payments made by contractors and suppliers from the Company’s contract payments. These investigations may take several years before all the evidence and allegations are evaluated.

-          The Brazilian authorities have filed actions against contractors and suppliers and their respective representatives. In these actions, the prosecutors have sought judicial remedies for administrative misconduct (ação de improbidade administrativa) using 3% of the contract prices paid to the contractors and suppliers to measure the actual damages attributable to the payment scheme, which is consistent with the methodology used by the Company to account for the effects of the payment scheme. The scope of this process is not expected to produce a full accounting of all improper payments, even after the significant amount of time the investigations by Brazilian authorities may take. Brazilian law does not provide for discovery in civil proceedings, so the information that is produced in these proceedings would not be expected to exceed the information produced in the investigation and the criminal proceedings.

As it is impracticable to identify the periods and amounts of overpayments incurred, the Company developed a methodology to estimate the adjustment incurred in property, plant and equipment in the third quarter of 2014 using the five steps described below:

(1) Identify contractual counterparties: the Company listed all the companies identified as cartel members, and using that information the Company identified all of the contractors and suppliers that were either so identified or were consortia including entities so identified.

(2) Identify the period: the Company concluded from the testimony that the payment scheme was operating from 2004 through April 2012.

(3) Identify contracts: the Company identified all contracts entered into with the counterparties identified in step 1 during the period identified in step 2, which included supplemental contracts when the original contract was entered into between 2004 and April 2012.  It has identified all of the property, plant and equipment related to those contracts.

(4) Identify payments: the Company calculated the total contract values under the contracts identified in step 3.

(5) Apply a fixed percentage to the amount determined in Step 4: the Company estimated the aggregate overpayment by applying a percentage indicated in the depositions (3%) to the total amounts for identified contracts.

The calculation considered all the recorded amounts in the Company’s books and records from 2004 through September 2014 with respect to contracts initially entered into between 2004 and April 2012, and any related supplemental contracts, between the companies of the Petrobras group and the cartel members (individually or in a consortium). This broad scope was used to produce the best estimate for quantifying the aggregate amount of the overpayment, even if there was no specific evidence of overcharging or improper payments under every affected contract. The Company also identified amounts recorded in its books and records concerning specific contracts and projects with the non-cartel members to account for the amounts those companies overcharged Petrobras to fund improper payments they made, unrelated to the payment scheme and the cartel.

The Company clarifies that, since 2015, any supplemental contract involving the Company and companies included in the scope of this methodology is entered into only in exceptional circumstances. It requires specific compliance processes aiming to mitigate risk of fraud and corruption, and an analysis of the indispensability of the supplemental contract to the Company’s business purposes. The assessment includes an economic and financial analysis to determine that the supplemental contrac, independently of the analysis of the original contract, is advantageous for the Company and will not involve improper payments. Accordingly, supplemental contracts signed since 2015 do not impact the previous adjustment made.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

For overpayments attributable to non-cartel members, unrelated to the payment scheme, the Company included in the write-off for incorrectly capitalized overpayments the specific amounts of improper payments or percentages of contract values, as described in the testimony, which were used by those suppliers and contractors to fund improper payments.

The Company has a number of ongoing projects in which the original contract was entered into between 2004 and April 2012. The approach adopted by the Company considers that the overcharge was applied over total contract values.  These include contract payments to be incurred by Petrobras in future periods, because it is impracticable to allocate the aggregate overpayments to specific periods and the portion of the overcharge that relates to future contract payments may have been charged to the Company in prior periods. Therefore, the write-off of overpayments incorrectly capitalized took into account the total contract values and not only contract payments already incurred.  However, as mentioned above, based on the available information, the Company believes that the activity of the cartel associated with the improper payment scheme ceased after April 2012 and that, considering all the developments in the ongoing criminal investigation, the improper payments related to the payment scheme have stopped.

Petrobras believes that this methodology produces the best estimate for the aggregate overstatement of its property, plant and equipment resulting from the payment scheme, in the sense that it represents the upper bound of the range of reasonable estimates. The estimate assumes that all contracts with the identified counterparties were affected and that 3% represents the amount by which the Company overpaid on those contracts. Both assumptions are supported by the testimony, even though some testimony indicated lower percentages with respect to certain contracts, a shorter period (2006 to 2011), or fewer contractors involved.

The Company considered all available information for purposes of the preparation of the financial statements for the year ended December 31, 2015 and did not identify any additional information that would impact the adopted calculation methodology and consequently require additional write-offs. Information available to the Company included:

•      Testimonies obtained through plea agreement by the Brazilian Public Prosecutor’s Office that have been made public;

•      Actions of administrative misconduct filed by the Brazilian Public Prosecutor’s Office against cartel members for material damages attributable to the improper payments scheme;

•      Criminal actions filed by the Brazilian Public Prosecutor’s Office against individuals involved in the improper payments scheme, as representatives of contractors, intermediaries or former employees of Petrobras;

•      Court decisions in the actions of administrative misconduct and criminal actions filed by the Brazilian Public Prosecutor’s Office: including a decree of property unavailability of part of defendants, acceptance of provisional arrest of investigated persons, receipt of complaints, among others;

•      Issuance of lower court judgments in certain of the criminal actions filed by the Brazilian Public Prosecutor’s Office;

•      Leniency agreement of a cartel member Setal Engenharia e Construções with Brazilian authorities;

•      Statement of Conduct Cessation of Construções e Comércio Camargo Correa, a cartel member, with the Brazilian authorities;

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

•      Technical Note 38/2015 of the Administrative Council for Economic Defense - CADE , that justified the initiation of administrative proceedings of the alleged cartel members.

Petrobras closely monitored the progress of both the investigation by Brazilian authorities and the independent law firms throughout 2015 when substantial progress was made. As a result of their work, no new facts that materially impact the Company's previously recorded adjustments or change the methodology adopted were discovered. The Company will continuously monitor the investigations for additional information and will review its potential impact on the adjustment made.

3.3.       Investigations involving the Company

Petrobras is not a target of the Lava Jato investigation and is formally recognized as a victim of the improper payments scheme by the Brazilian Authorities.

On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company.  The Company has been complying with the subpoena and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation.

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the stock market. The Company will provide all relevant information required by the authorities.

3.4.       Legal proceedings involving the Company

Note 30 provides information about class actions and other material legal proceedings.

4.            Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods.

4.1.       Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (its subsidiaries), joint operations and consolidated structured entities.

Control is achieved when Petrobras: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists, by using accounting policies consistent of those adopted by Petrobras.

Note 11 sets out the consolidated entities and other direct investees.

Petrobras has no equity interest in its consolidated structured entities and control is not determined by voting rights, but by the power the Company has over the relevant operating activities of such entities. Consolidated structured entities are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated structured entities	Country	Main segment
Charter Development LLC – CDC	U.S.A	E&P
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	RT&M
PDET Offshore S.A.	Brazil	E&P
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate
Fundo de Investimento em Direitos Creditórios Padronizados do Sistema Petrobras	Brazil	Corporate

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

4.2.       Business segment reporting

The information related to the Company’s operating segments (business areas) is prepared based on items directly attributable to each segment, as well as items that can be allocated to each segment on a reasonable basis.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas, which are charged at internal transfer prices defined by the relevant areas using methods based on market parameters.

The information of operating segments is presented in accordance with Company’s business management.

As a result of changes in the Company’s internal organization in 2015, the international department was extinguished and the composition of the business segments was changed to reflect the allocation of the international activities to E&P, RT&M, Gas & Power and Distribuiton, according to the nature of those activities.

The Company operates under the following business areas:

a) Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries and the sale of surplus crude oil and oil products produced in the natural gas processing plants to the domestic and foreign markets. The E&P segment also operates through partnerships with other companies;

b) Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport and trading of crude oil and oil products activities in Brazil and abroad, exporting of ethanol, extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil;

c) Gas and Power: this segment covers the activities of transportation and trading of natural gas produced in Brazil and abroad, imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power plants in Brazil, in addition to being responsible for the fertilizer business;

d) Biofuels: this segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse; and

e) Distribution: this segment includes the activities of Petrobras Distribuidora S.A., which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil to retail, commercial and industrial customers, as well as other fuel wholesalers. This segment also includes distribution of oil products operations abroad (South America).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

Assets and the statement of income by business area are presented in note 29.

4.3.       Financial instruments

4.3.1. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

4.3.2. Marketable securities

Marketable securities comprise investments in debt or equity securities. These instruments are initially measured at fair value, are classified according to the Company’s intention and ability and are subsequently measured as set out below:

-       Fair value through profit or loss – includes financial instruments purchased and held for trading in the short term. These instruments are measured at fair value with changes recognized in the statement of income in finance income (expenses).

-       Held-to-maturity – includes non-derivative financial instruments with fixed or determinable payments and fixed maturity, for which Management has the clear intention and ability to hold to maturity. These instruments are measured at amortized cost using the effective interest rate method.

-       Available-for-sale – includes non-derivative financial instruments that are designated as available for sale or are not classified as financial assets at fair value through profit or loss or held-to-maturity investments. These instruments are measured at fair value and changes are recognized in other comprehensive income, in the shareholders’ equity and recycled to the statement of income when the instruments are derecognized.

Subsequent changes attributable to interest income or changes in foreign exchange rates or inflation indexation (price indexes) are recognized in the statement of income for all categories, when applicable.

4.3.3. Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method and adjusted for allowances for impairment or uncollectible receivables.

The Company recognizes an allowance for impairment of trade receivables when there is objective evidence that a loss event occurred after the initial recognition of the receivable and has an impact on the estimated future cash flows, which can be reliably estimated. Impairment losses on trade receivables are recognized in the statement of income in selling expenses.

4.3.4. Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and subsequently measured at amortized cost using the effective interest rate method.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.3.5. Derivative financial instruments

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are initially and subsequently measured at fair value.

Gains or losses arising from changes in fair value are recognized in the statement of income in finance income (finance expense), unless the derivative is qualified and designated for hedge accounting.

4.3.6. Cash flow hedge accounting

The Company mitigates the risk of its results through the use of derivative and non-derivative instruments, some of which qualify for cash flow hedge accounting.

Hedging relationships qualify for cash flow hedges when they involve the hedging of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction.

Gains or losses relating to the effective portion of the hedge are recognized in other comprehensive income, in the shareholders’ equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in the statement of income.

When the hedging instrument expires or is sold, terminated or exercised or no longer meets the criteria for hedge accounting or the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective is recorded separately in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to the statement of income.

4.4.       Inventories

Inventories are determined by the weighted average cost method and mainly comprise crude oil, intermediate products and oil products, as well as natural gas, LNG, fertilizers and biofuels, stated at the lower of the average cost, and their net realizable value.

Crude oil and LNG inventories can be traded or used for production of oil products and/or electricity generation, respectively.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Biofuels mainly include ethanol and biodiesel inventories.

Maintenance materials, supplies, and others are mainly comprised of production supplies and operating and consumption materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

The amounts presented in the categories above include imports in transit, which are stated at the identified cost.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.5.       Investments in other companies

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not the ability to exercise control or joint control over those polices. The definition of control is set out in note 4.1.

A joint arrangement is an arrangement over which two or more parties have joint control (pursuant to contractual provisions). A joint arrangement is classified either as a joint operation or as a joint venture depending on the rights and obligations of the parties to the arrangement.

In a joint operation, the parties have rights to the assets and obligations for the liabilities related to the arrangement, while in a joint venture the parties have rights to the net assets of the arrangement.

Profit or loss, assets and liabilities related to joint ventures and associates are accounted for by the equity method. In a joint operation the Company recognizes the amount of its share of assets, liabilities and related income and expenses.

Accounting policies of joint ventures and associates have been adjusted, where necessary, to ensure consistency with the policies adopted by Petrobras. Distributions received from an investee reduce the carrying amount of the investment.

4.6.       Business combinations and goodwill

Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are not accounted for as business combinations.

The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value. Amounts paid in excess of the fair value are recognized as goodwill. In the case of a bargain purchase, a gain is recognized in the statement of income when the acquisition cost is lower than the acquisition-date fair value of the net assets acquired.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as changes in interest in subsidiaries.

4.7.       Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

- Costs related to geological and geophysical activities are expensed when incurred.

- Amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized.

- Costs directly attributable to exploratory wells pending determination of proved reserves are capitalized within property, plant and equipment. Unsuccessful exploratory wells are charged to expense when they are considered dry holes, uneconomic (did not encounter potentially economic oil and gas quantities) or were abandoned due to mechanical accidents. Exploratory wells that have discovered oil and gas reserves, which cannot be classified as proved when drilling is completed, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of Petrobras reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

- Costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic.

- Costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas are capitalized within property, plant and equipment.

4.8.       Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use and the estimated cost of dismantling and removing the asset and restoring the site, reduced by accumulated depreciation and impairment losses.

A condition of continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is the performance of regular major inspections and maintenance. Those expenditures are capitalized if the recognition criteria are met or otherwise expensed when incurred. The capitalized costs are depreciated over the period through to the next major maintenance date.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment. These are depreciated over the useful life of the item of property, plant and equipment to which they relate.

General and specific borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. General borrowing costs are capitalized based on the Company’s weighted average of the cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful lives of the assets or by applying the unit-of-production method to the related assets. The Company suspends capitalization of borrowing costs during extended periods in which it suspends active development of a qualifying asset.

Except for assets with useful lives shorter than the life of the field, which are depreciated based on the straight-line method, depreciation, depletion and amortization of proved oil and gas producing properties are accounted for pursuant to the unit-of-production method.

Assets with useful lives shorter than the life of the field, floating platforms and assets that are unrelated to oil and gas production are depreciated based on the straight line method.

The unit-of-production method of depreciation (amortization) is computed based on a unit-of-production basis (monthly production) over the proved developed oil and gas reserves, applied on a field-by-field basis.

Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonuses (capitalized acquisition costs) and the acquisition costs with respect to the Assignment Agreement (note 12.3) in the pre-salt area is recognized using the unit-of-production method, computed based on the units of production over the total proved oil and gas reserves, applied on a field-by-field basis.

Except for land, which is not depreciated, other property, plant and equipment are depreciated on a straight-line basis. Note 12 provides further information about the estimated useful life by class of assets.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.9.       Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs); public service concessions; trademarks; patents; software and goodwill.

Signature bonuses paid for obtaining concessions for exploration of oil and natural gas are initially capitalized within intangible assets and are transferred to property, plant and equipment upon the declaration of commerciality. The acquisition costs with respect to the Assignment Agreement were reclassified to property, plant and equipment during 2013 and 2014. On December 29, 2014 the Company submitted the declaration of commerciality of the last area of the agreement to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP. Signature bonuses are not amortized before they are transferred to property, plant and equipment.

Intangible assets with a finite useful life, other than amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, are amortized over the useful life of the asset on a straight-line basis.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to completion and use of assets, probable future economic benefits, and others.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment considering individual assets or cash-generating units. Their useful lives are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment for those assets. If they do not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

4.10.   Impairment

Property, plant and equipment and intangible assets with definitive lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets related to development of oil and gas and assets that have indefinite useful lives, such as goodwill acquired in business combinations are tested for impairment annually, irrespective of whether there is any indication of impairment.

The impairment test is performed by a comparison of the carrying amount of an individual asset or a cash-generating unit (CGU) with its recoverable amount. Whenever the recoverable amount is less than the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Considering the specificity of the Company’s assets, the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit (based on assumptions that represent the Company’s best estimates), discounted at a pre-tax discount rate. This rate is obtained from the Company’s post-tax weighted average cost of capital (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

For purposes of the impairment test, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (the cash-generating unit). Assets related to exploration and development of oil and gas are tested annually for impairment on a field-by-field or group of fields basis, based on cash flow projections.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

4.11.   Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of the leased item are recognized as finance leases.

For finance leases, when the Company is the lessee, assets and liabilities are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments, both determined at the inception of the lease.

Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

When the Company is the lessor, a receivable is recognized at the amount of the net investment in the lease.

If a lease does not transfer substantially all the risks and rewards incidental to ownership of the leased item, it is classified as an operating lease. Operating leases are recognized as expenses over the period of the lease.

Contingent rents are recognized as expenses when incurred.

4.12.   Assets classified as held for sale

Non-current assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will, principally, be recovered through the sale transaction rather than through continuing use.

The Company approved a divestment plan and is considering opportunities to sell different assets and businesses. The divestment portfolio is dynamic because changes in market conditions and/or in the Company’s evaluation of its different businesses may affect any ongoing negotiation or potential transaction.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale occurs within 12 months after the classification as held for sale. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

However, events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that it remains committed to its plan to sell the assets (or disposal groups).

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities are presented separately in the statement of financial position.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.13.   Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility when it terminates its operations due to the exhaustion of the area or economic feasibility.

Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (with a corresponding liability) based on the present value of the expected future cash outflows, discounted at a risk-adjusted rate when a future legal obligation exists and can be reliably measured.

The estimates for abandonment and dismantling of areas are revised annually and depreciated on the same basis of its corresponding property, plant and equipment, based on the class of the asset. Unwinding of the discount of the corresponding liability is recognized as a finance expense, when incurred.

Future decommissioning costs for oil and natural gas producing properties are initially recognized after a field is declared to be commercially viable, on a field-by-field basis, and are revised annually.

4.14.   Provisions, contingent assets and contingent liabilities

Provisions are recognized when there is a present obligation (legal or constructive) that arises from past events and for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which must be reasonably estimable.

Contingent assets are not recognized, except when the inflow of economic benefits becomes virtually certain.

Contingent liabilities for which the likelihood of loss is considered possible or which are not reasonably estimable are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

4.15.   Income taxes

Income tax expense for the period comprises current and deferred tax.

Current income taxes

Brazil has enacted corporate tax reform, Law 12.973 as of May 13, 2014. Beginning in 2015, the Company has adopted the provisions of the enacted law in order to determine its taxable profit for the year. The prior tax regime, called the Transition Tax Regime (Regime Tributário de Transição - RTT) was revoked and the  impact of the adoption of the new tax regime is set out in note 21.5.

Current tax expense is computed based on taxable profit for the year, calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and tax authority , when a legally right and intention to set off current tax assets and current tax liabilities exists.

Deferred income taxes

Deferred income taxes are recognized on temporary differences between the tax base of an asset or liability and its carrying amount. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized. When there are insufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, a deferred tax is recognized to the extent that it is probable that the entity will have sufficient taxable profit in future periods, based on projections supported by the Company’s Business and Management plan and approved by Management.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset when they relate to income taxes levied on the same taxable entity, when a legally enforceable right to set off current tax assets and current tax liabilities exists and when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority on the same taxable entity.

4.16.   Employee benefits (Post-Employment)

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected unit credit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled.

Actuarial assumptions include demographic assumptions, financial assumptions, medical costs estimates, historical data related to benefits paid and employee contributions.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Changes in the net defined benefit liability (asset) are recognized when they occur, as follows: i) service cost and net interest cost in the statement of income; and ii) remeasurements in other comprehensive income.

Service cost comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Net interest on the net defined benefit liability (asset) is the change during the period in the net defined benefit liability (asset) that arises from the passage of time.

Remeasurement of the net defined benefit liability (asset) is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and; (ii) the return on plan assets, less interest income earned on these assets.

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage of salaries.

4.17.   Share capital and distributions to shareholders

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares (share issuance costs) are presented (net of tax) in shareholders’ equity as a deduction from the proceeds.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

To the extent the Company proposes distributions to shareholders, such dividends and interest on capital are determined in accordance with the limits defined in the Brazilian Corporation Law and in the Company’s bylaws.

Interest on capital is a form of dividend distribution, which is deductible for tax purposes in Brazil to the entity distributing interest on capital. Tax benefits from the deduction of interest on capital are recognized in the statement of income.

4.18.   Other comprehensive income

Other comprehensive income includes changes in fair value of available-for-sale financial instruments, effective portion of cash flow hedge, actuarial gains and losses (remeasurement of the net defined benefit liability) and cumulative translation adjustment.

4.19.   Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

Government grants related to expenses are recognized as revenue in the statement of income on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Government grants related to assets are initially recognized as deferred income and transferred to the statement of income over the useful life of the asset on a straight-line basis.

4.20.   Recognition of revenue, costs and expenses

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue and the costs incurred or to be incurred in the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes.

Revenues from the sale of crude oil and oil products, petrochemical products, natural gas, biofuels and other related products are recognized when the Company retains neither continuing managerial involvement nor effective control over the products sold and the significant risks and rewards of ownership have been transferred to the customer, which is usually when legal title passes to the customer, pursuant to the terms of the sales contract. Sales revenues from freight and other services provided are recognized based on the stage of completion of the transaction.

Finance income and expense mainly comprise interest income on financial investments and government bonds, interest expense on debt, gains or losses on marketable securities measured at fair value, as well as net foreign exchange and inflation indexation charges. Finance expense does not include borrowing costs which are capitalized as part of the costs of these assets.

Revenue, costs and expenses are recognized on the accrual basis.

5.            Critical accounting policies: key estimates and judgments

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by Management, although the actual results could differ from these estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting practices and that could materially affect the Company’s financial condition and results of operations are set out as follows:

5.1.       Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates and for impairment tests.

These estimates require the application of judgment and are reviewed at least annually based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in the Company’s development strategy or in the production capacity of equipment and facilities.

The Company determines its oil and gas reserves both pursuant to the SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are: selling price of crude oil (ANP/SPE establishes the use of the Company’s forecasted price, while SEC determines the use an average price considering the each first day of the last 12 months); concession period (ANP permits for the use of reserve quantities after the concession period). Additionally, pursuant to the SEC criteria, only proved reserves are determined, while proved and unproved reserves are determined pursuant to the ANP/SPE criteria.

According to the definitions prescribed by the SEC, proved oil and gas reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic, operating conditions (i.e., prices and costs as of the date the estimate is made) and government regulations. Proved reserves are subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Other information about reserves is presented as supplementary information.

a)             Oil and gas reserves: depreciation, depletion and amortization

Depreciation, depletion and amortization are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.

Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

Notes 4.8 and 12 provide more detailed information about depreciation, amortization and depletion.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Oil and gas reserves: impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note 4.10. In general, analyses are based on proved reserves and probable reserves pursuant to the ANP/SPE definitions.

The Company performs asset valuation analyses on an ongoing basis as a part of its management program by reviewing the recoverability of their carrying amounts based on estimated volumes of oil and gas reserves, as well as estimated future oil and natural gas prices.

Oil and gas exploration and production assets are tested annually for impairment, irrespective of whether there is any indication of impairment.

The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. The impairment tests that the Company performs make use of its long-term price assumptions used in its planning and budgeting processes and its capital expenditure decisions, which are considered reasonable estimates, given market indicators and experience. When determining the value in use of those assets, short-term price volatility affects the cash flow estimates for the first years.

Lower future oil and gas prices, when considered long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates could trigger the need for impairment assessment.

See notes 4.8 and 12 for more detailed information about oil and natural gas exploration and development assets.

5.2.       Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model.

Changes in the aggregation of assets into Cash-Generating units (CGUs) could result in additional impairment charges or reversals. Such changes may occur when investment, strategic or operational factors result in changes in the interdependencies between those assets and, consequently, alter the aggregation of assets into CGUs.

The assumptions set out below have been consistently applied by the Company:

Exploration and Production CGUs:

i) Crude oil and natural gas producing properties CGU: comprised of exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. As of December 31, 2015, the Company changed the aggregation of certain crude oil and natural gas producing properties located in mid-southern Campos Basin into a cash-generating unit (the Centro-Sul group of crude oil and natural gas producing properties). Certain fields were disaggregated from the CGU and impairment tests were run separately for those individual fields. The manner by which the CGU is identified was changed as a result of: (a) the beginning of production shutdown in the Bicudo field; (b) the sale of Bijupirá and Salema fields; and (c) a reassessment of the areas’ natural gas production process, reflecting an increase in the domestic demand for natural gas in the thermoelectric industry, which resulted in a decrease in the need for natural gas reinjection. Accordingly, the following fields have been disaggregated from the CGU: Espadarte, Linguado, Bicudo, Badejo, Pampo, Trilha, Tartaruga Verde and Tartaruga Mestiça; and

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

ii) Drilling Rigs CGU: comprised of drilling rigs, where each drilling rig represents an independent CGU.

Refining, transportation and marketing CGU’s:

i) Downstream CGU: a single CGU comprised of all refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro. This CGU was identified based on the concept of integrated optimization and performance management, which focus on the global performance of the CGU, allowing a shift of margins from one refinery to another. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market. During the quarter ended December 31,2014, Complexo Petroquímico do Rio de Janeiro (Comperj) and the second refining unit of Refinaria Abreu e Lima (RNEST), both assets under construction, were removed from the Downstream CGU and assessed for impairment individually due to a range of circumstances that include: a) postponement of projects; b) a decrease in expected future operating revenues following the decline in international crude oil prices, c) the devaluation of Brazilian Real, d) difficulties in accessing the capital markets, and e) insolvency of contractor and suppliers and a consequent shortage of qualified contractors and suppliers (as a result of the difficulties created for suppliers by the Lava Jato investigation or otherwise);

ii) Petrochemical CGU: the PetroquímicaSuape and Citepe petrochemical plants;

iii) Transportation CGU: Transpetro’s fleet of vessels;

iv) SIX CGU: shale processing plant; and

v) Other operations abroad defined as the smallest group of assets that generates independent cash flows.

Gas & Power CGU’s:

i) Natural gas CGU: comprised of natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants. During the quarter ended December 31, 2014, after the interruption of the construction of the fertilizer plant Unidade de Fertilizantes Nitrogenados III (UFN III) (MS), the Company terminated the construction contract with Consórcio UFN III due to poor performance. After this interruption, the Company decided to re-evaluate its implementation schedule, postponing the necessary actions of hiring a new company to execute the remaining scope as long as measures to preserve the Company’s capital are in place. In addition, during 2015, the updated 2015-2019 Business and Management Plan excluded the fertilizer plant Unidade de Fertilizantes Nitrogenados V (UFN V). As a result, the Company excluded the assets under construction UFN III and UFN V from the Gas & Power CGU and each one was assessed for impairment separately;

ii) Power CGU: thermoelectric power generation plants; and

iii) Other operations abroad defined as the smallest group of assets that generates largely independent cash flows.

Distribution CGU: comprised of the distribution assets related to the operations of Petrobras Distribuidora S.A.

Biofuels CGU’s: Biodiesel CGU: an integrated unit of biodiesel plants defined based on the production planning and operation process, considering domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply; and

Investments in associates and joint ventures including goodwill are individually tested for impairment.

Notes 4.10 and 14 provide further detailed information about impairment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

5.3.        Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

-       Discount rate: comprises the projected future inflation in addition to an equivalent real interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

-       Medical costs: comprise the projected annual growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converge to the general price inflation index within 30 years.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22.

5.4.       Estimates related to contingencies and legal proceedings

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which it estimates the amounts of the obligations and the probability that an outflow of resources will be required. Those estimates are based on legal counsel and Management’s best estimates.

Note 30 provides further detailed information about contingencies and legal proceedings.

5.5.       Dismantling of areas and environmental remediation

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

These estimates require performing complex calculations that involve significant judgment because the obligations are long-term; the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events actually occur; and asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations.

The Company is constantly conducting studies to incorporate technologies and procedures to optimize the operations of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

Notes 4.13 and 20 provides further detailed information about the decommissioning provisions.

5.6.       Deferred income taxes

The recognition of deferred tax liabilities and deferred tax assets involves significant estimates and judgments by the Company. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized or it is probable that the entity will have sufficient taxable profit in future periods. Deferred tax liabilities are recognized for all taxable temporary differences.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In evaluating whether it will have sufficient taxable profit in future periods to support the recognition of deferred tax assets, the Company uses future projections and estimates based on its Business and Management Plan (BMP), approved by the Board of Directors annually. Future taxable profits projections are mainly based on the following assumptions: i) Brent crude oil prices; ii) foreign exchange rates; and iii) the Company’s projected net finance expenses (income).

Changes in deferred tax assets and liabilities are presented in note 21.6.

5.7.       Cash flow hedge accounting involving the Company’s future exports

For cash flow hedges, a forecast transaction that is the subject of the hedge must be highly probable. The Company determines the portion of its future exports that meet the criteria of being “highly probable future exports” by determining a percentage of total forecast exports based on a time series comparing realized and forecast exports (based on its five-year Business and Management Plan - BMP and its long-term Strategic Plan projections). Forecast future exports are reviewed whenever the Company reviews its BMP and Strategic Plan assumptions. The ratio of highly probable future exports to total forecast exports is reviewed annually, at least.

Projections of future exports are determined based on the Company’s operational and capital expenditure optimization model and are affected by different assumptions, including crude oil and oil products prices, the Company’s projected crude oil and natural gas production and domestic demand.

See note 33.2 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

5.8.       Write-off – overpayments incorrectly capitalized

As described in note 3, in the third quarter of 2014, the Company wrote off US$2,527 of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

To account for these overpayments, the Company developed an estimation methodology, as set out in note 3. Petrobras acknowledges the degree of uncertainty involved in the estimation methodology and continues to monitor the ongoing investigations and the availability of other information concerning the amounts it may have overpaid in the context of the payment scheme. If reliable information becomes available that indicates with sufficient precision that the Company’s estimate should be modified, it will evaluate materiality and, if so, adjust.

However, as previously discussed, the Company believes it has used the most appropriate methodology and assumptions to determine the amounts of overpayments incorrectly capitalized and there is no evidence that would indicate the possibility of a material change in the amounts written-off.

5.9.       Allowance for impairment of trade receivables

Management continuously assesses whether there is objective evidence that trade receivables are impaired and recognizes allowances for impairment of trade receivables to cover losses. Such evidence includes insolvency, defaults, judicial recovery claims, a significant probability of a debtor filing for bankruptcy and others.

See note 8 for more detailed information about allowance for impairment of trade receivables.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

6.            New standards and interpretations

a)             IASB - International Accounting Standards Board

The main standards and amendments to standards issued by the IASB and not effective as of December 31, 2015 are set out following. The Company did not early adopt those standards:

Standards	Brief Description	Effective Date
Amendment to IFRS 11 “Joint Arrangements”

Requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation (as defined under IFRS 11) that constitutes a "business (as defined under IFRS 3)."

January 1, 2016
Amendment to IFRS 10 “Consolidated Financial Statements” and to IAS 28 “Investments in Associates and Joint Ventures”

States that when an asset is sold to, or contributed in an associate or a joint venture, and the asset meets the definition of business (IFRS 3), the gain or loss shall be fully recognized by the investor (regardless of the participation of third parties in the associate or joint venture). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business. However, if the sale or contribution does not meet the definition of business as defined by IFRS 3/CPC 15, any gain or loss shall be recognized by the investor in proportion to the participation of third parties in the associate or joint venture.

Indefinitely postponed
IFRS 15 – “Revenue from Contracts with Customers”

Sets out requirements for revenue recognition, measurement and disclosure. According to IFRS 15, revenue is recognized when a customer obtains control of a good or service sold. It changes the current model, based on which revenue is recognized when significant risks and rewards of ownership are transferred. In addition IFRS 15 provides guidance for revenue recognition in more complex cases.

January 1, 2018
IFRS 9 - "Financial Instruments"

Establishes a new model of financial assets classification, based on their cash flow characteristics and entity's business model objective for them. This standard also changes the assumptions of financial assets impairment recognition based on expected losses.

Adds new requirements regarding hedge accounting.

January 1, 2018

The Company is assessing the possible impact the new standards and amendments to standards may have on future periods.

IFRS 16 – “Leases”

On January 13, 2016, the IASB issued IFRS 16 "Leases", which will be effective for fiscal years beginning on or after January 1, 2019, and will replace IAS 17 "Leases" and related interpretations.

IFRS 16 sets out requirements for leases identification, recognition, measurement, presentation and disclosure according to the lessee and lessor perspectives.

Among the changes for lessees, IFRS 16 eliminates classification between financial and operating leases, required by IAS 17. Therefore, it will be a single model in which all leases will result in the recognition of assets related to the use of rights of assets leased. If the payments provided for in the commercial lease are due over time, financial liabilities should be recognized as well.

For lessors, IFRS 16 will maintain the classification as either financial or operating leases as required by IAS 17. IFRS 16 will not substantially change the way leases will be accounted for lessors when compared to IAS 17.

The Company is assessing the impacts of this new standard and believes that the adoption of IFRS 16 may cause a significant increase in assets and liabilities presented in its consolidated statement of financial position. Accordingly, the Company may also need to negotiate some covenants in its loan agreements with BNDES – (Brazilian Development Bank) when a reliable estimate of these impacts can be made.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Brazilian tax law

On December 30, 2015, the State of Rio de Janeiro enacted two laws that increase the tax burden on the oil industry, from March 2016, as follows:

•      Law 7.182 – establishes a new levy for the Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG), over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro; and

•      Law 7.183 – establishes a new tax charge on transactions involving the crude oil cycle - 18% VAT (ICMS).

The Company believes that neither of these laws have a basis as valid legal statutes and plans to file appeals to the Brazilian Federal Supreme Court to prove that they are unconstitutional.

7.            Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	12.31.2015	12.31.2014
Cash at bank and in hand	808	709

Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	922	1,999
Other investment funds	11	41
	933	2,040
- Abroad
Time deposits	13,276	8,700
Automatic investing accounts and interest checking accounts	8,828	3,573
Other financial investments	1,213	1,633
	23,317	13,906
Total short-term financial investments	24,250	15,946
Total cash and cash equivalents	25,058	16,655

Short-term financial investments in Brazil comprise highly-liquid investments in exclusive (single-member) funds, mainly holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments with maturities of three months or less.

Marketable securities

	12.31.2015			12.31.2014
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	779	−	779	2,690	−	2,690
Available-for-sale securities	5	1	6	2	19	21
Held-to-maturity securities	69	14	83	102	6,619	6,721
	853	15	868	2,794	6,638	9,432
Current	779	1	780	2,690	6,633	9,323
Non-current	74	14	88	104	5	109

Trading securities refer mainly to investments in Brazilian Federal Government Bonds and held-to-maturity securities are mainly comprised of time deposits with highly-rated financial institutions abroad. These financial investments have maturities of more than three months and are classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

8.            Trade and other receivables

8.1.       Trade and other receivables, net

	12.31.2015	12.31.2014
Trade receivables
Third parties (*)	7,262	10,022
Related parties
Investees (19.1)	533	863
Receivables from the electricity sector (note 8.4)	3,415	2,966
Petroleum and alcohol accounts -Federal Government (note 19.2)	219	317
Other receivables	1,699	2,005
	13,128	16,173
Allowance for impairment of trade receivables	(3,656)	(3,372)
	9,472	12,801
Current	5,803	7,969
Non-current	3,669	4,832

(*) As of December 31, 2014, US$ 605 were reclassified as set out in note 2.3.

8.2.       Trade receivables overdue - Third parties

	2015	2014
Up to 3 months	315	823
From 3 to 6 months	180	178
From 6 to 12 months	803	181
More than 12 months	1,735	1,832
	3,033	3,014

8.3.       Changes in the allowance for impairment of trade receivables

	12.31.2015	12.31.2014
Opening balance	3,372	1,406
Additions (*)	2,060	2,484
Write-offs	(17)	(2)
Reversals	(788)	(128)
Cumulative translation adjustment	(971)	(388)
Closing balance	3,656	3,372

Current	1,690	1,448
Non-current	1,966	1,924

(*)In 2015, includes additions related to: electricity sector US$ 1,218 (note 8.4) , losses on fines US$ 374 (note 25) and thermical interconnected system US$70.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

8.4.       Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	Allowance for impairment of trade receivables
	As of 12.31.2014	Sales	Amounts received	Recognition	Reversals	Transfers (*)	Inflation indexation	CTA	As of 12.31.2015
Related parties (Eletrobras Group)
Amazonas Distribuidora De Energia	1,989	796	(662)	(431)	90	654	307	(747)	1,996
Centrais Elétricas do Norte	48	77	(114)	−	−	−	−	(10)	1
Centrais Elétricas de Rondônia	471	407	(226)	(274)	14	−	37	(144)	285
Others	130	108	(64)	(81)	6	−	15	(39)	75
Trade receivables, net - Eletrobras Group	2,638	1,388	(1,066)	(786)	110	654	359	(940)	2,357
Third parties
Cigás	427	714	(437)	(290)	459	(654)	36	(112)	143
Centrais Elétricas do Pará	35	211	(230)	(42)	59	−	4	(11)	26
Cia de Eletricidade do Amapá	−	65	(27)	(89)	14	−	47	(1)	9
Cia de Energia de Pernambuco - CELPE	−	95	(93)	−	−	−	−	−	2
Others	6	90	(88)	(11)	12	−	−	(3)	6
Trade receivables, net - Third parties	468	1,175	(875)	(432)	544	(654)	87	(127)	186
Trades receivables, net - Total	3,106	2,563	(1,941)	(1,218)	654	−	446	(1,067)	2,543

Trade receivables - Eletrobras Group	2,966	1,388	(1,066)	−	−	956	359	(1,188)	3,415
(-) Allowance for impairment of trade receivables	(328)	−	−	(786)	110	(302)	−	248	(1,058)
Trade receivables, net - Eletrobras Group	2,638	1,388	(1,066)	(786)	110	654	359	(940)	2,357
Trade receivables - Third parties	1,851	1,175	(875)	−	−	(956)	87	(509)	773
(-) Allowance for impairment of trade receivables	(1,383)	−	−	(432)	544	302	−	382	(587)
Trade receivables, net - Third parties	468	1,175	(875)	(432)	544	(654)	87	(127)	186
Trades receivables - Total	4,817	2,563	(1,941)	−	−	−	446	(1,697)	4,188
(-) Allowance for impairment of trade receivables	(1,711)	−	−	(1,218)	654	−	−	630	(1,645)
Trades receivables, net - Total	3,106	2,563	(1,941)	(1,218)	654	−	446	(1,067)	2,543

(*) Cigás assigned receivables from Amazonas Distribuidora de Energia to Petrobras, pursuant to the purchase and sale agreement, which establishes that overdue payables from Cigás to Petrobras can be transferred to Amazonas Distribuidora de Energia when certain conditions are met.

As of December 31, 2015, US$ 1,919 of the Company’s net trade receivables from the isolated electricity system in the northern region of Brazil, related to the sale of fuel oil, natural gas, electricity and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, are classified as non-current assets. The balance of those receivables was US$ 2,543 as of December 31, 2015 (US$ 3,106 as of December 31, 2014).

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have experienced financial difficulties and have not been able to pay for the products supplied by Petrobras.

In 2013, a new legislation significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System and the Brazilian Federal Government started to provide funds to cover costs that in the past were only borne by the CCC. This assistance from the Federal Government would be made available through funds deposited in the Energy Development Account (Conta de Desenvolvimento Energético – CDE) by the Brazilian National Treasury. Those funds, however, proved to be insufficient to cover the operational costs of the isolated electricity system in the northern region of Brazil.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The funds available in the CCC, which were already insufficient to cover the costs related to fuel supplied by the Company, decreased significantly. Following an increase in the amounts owed by the thermoelectric power plants operating in the Isolated Electricity System, the Company put pressure on the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), subsidiaries of Eletrobras and other private companies. On December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed US$ 2,202 to the Company. This amount is being adjusted monthly based on the Selic interest rate (Brazilian short-term interest rate). Under this agreement, the first of 120 monthly installments was paid in February 2015 and, as of May 7, 2015, US$ 1,889 had been guaranteed by the collateralization of certain amounts payable by the CDE to the CCC. This debt acknowledgement agreement is not overdue as of December 31, 2015.

In 2015, the Brazilian government reviewed its electricity price regulations and implemented a new pricing policy for the electricity sector, which has already resulted in increases in the tariffs charged to end customers beginning in the first quarter of 2015. The Company had expected that this new policy would have strengthened the financial situation of the companies in the electricity sector and, consequently to reduce the balance of their accounts payable with respect to fuel oil and other products supplied by the Company, which has not occurred. Due to the time required for increasing the amount of electricity tariffs from end-users of electricity distributors in order to provide financial stability of these companies, the recovery flow of CCC funds is occurring slowly, which is delaying the reimbursements for fuel acquisition costs provided by Petrobras and deteriorating the default of those customers.

Pursuant to the issuance of Normative Instruction 679 on September 1, 2015 by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL), the Company expected that the flow of funds it would receive from the CCC would accelerate. This is because funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months. However, it has not occurred and, as a consequence, the insolvency of these receivables increased. However, recent experience has shown that the Company’s expectations have been frustrated and, as a consequence, theses receivables continue to be delinquent.

As the Brazilian government had authorized a renegotiation of CDE’s debt with companies that are CCC creditors, the Company expected to enter into additional debt acknowledgement agreements and pledge additional CDE credits as collateral for overdue receivables with respect to products supplied between December 1, 2014 and June 30, 2015. However, as the ongoing negotiation of those debt acknowledgement agreements has not been concluded, the Company recognized an allowance for impairment of those receivables in the amount of US$ 682 in the quarter ended December 31, 2015.

As a result, and based on Management’s evaluation, the Company has recognized US$ 564 (US$ 1,696 in 2014) as selling expenses during 2015:

•      an allowance for impairment of trade receivables in the amount of US$ 1,218, including US$ 682 with respect to the debt acknowledgement agreement negotiation described above with respect to  uncollateralized receivables outstanding as of December 31, 2015; and

•      a reversal of allowance for impairment of trade receivables in the amount of US$ 654 as a result of the pledge of additional receivables from the CDE on May 7, 2015 and from restricted funds deposited in an escrow account.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company continues to negotiate additional collaterals with Eletrobras and has implemented procedures to avoid additional defaults, by requiring prepayments for suppling products, except for customers holding legal injunctions that forbid the Company to require prepayments, for example.

9.            Inventories

	12.31.2015	12.31.2014
Crude oil	2,895	3,977
Oil products	2,206	4,333
Intermediate products	612	854
Natural gas and LNG (*)	253	358
Biofuels	158	150
Fertilizers	61	34
	6,185	9,706
Materials, supplies and others	1,272	1,806
	7,457	11,512
Current	7,441	11,466
Non-current	16	46

(*) Liquid natural gas

Inventories are presented net of a US$ 155 allowance reducing inventories to net realizable value (US$ 150 as of December 31, 2014), mainly due to the decrease in international prices of crude oil and oil products. In 2015, the Company recognized as cost of sales a US$ 430 allowance charge reducing inventories to net realizable value (US$ 1,015 in 2014).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 1,719 (US$ 2,316 as of December 31, 2014), as set out in note 22.1.

10.        Disposal of assets and legal mergers

10.1.   Disposal of assets

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral Basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for a lump-sum payment of US$ 101 made on the same date. The Company recognized a US$ 77 gain in other income.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. for US$ 369 to Videolar S.A. and its major shareholder, subject to certain condition precedent, including approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 30, 2014 the transaction was concluded in accordance with in the sales and purchase agreement and a US$ 57 gain was recognized in other income.

On March 31, 2015, a final price adjustment was agreed and the Company received an additional of US$ 78 recorded in other income.

Disposal of Gaspetro equity interest

On December 28, 2015, Petrobras concluded the disposal of 49% equity interest in its subsidiary Petrobras Gas S.A.  (Gaspetro) to Mitsui Gás e Energia do Brasil Ltda (Mitsui-Gás).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Mitsui Gas paid US$ 495 in a single installment after the fulfillment of all precedent conditions in the sales and purchase agreement signed on October 23, 2015, including the unrestricted final approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica - CADE). This disposal did not result in loss of control of Gaspetro, therefore US$ 257 (US$ 170 net of taxes) was recognized as an adjustment directly to equity.

Although the Company has been cited in certain lawsuits concerning this transaction, there is no indication to date that circumstances may affect the disposal and the Company is preparing its legal defense.

10.2.   Legal mergers

On January 30, 2015, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Arembepe Energia S.A. and Energética Camaçari Muricy S.A. into Petrobras.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect share capital or the Company’s consolidated financial statements.

10.3.   Assets classified as held for sale

As of December 31, 2015, the Company classified US$ 152 as assets held for sale (US$ 5 in 2014) including US$ 150 related to the Bijupirá and Salema production fields and US$ 2 regarding PI, PIII and PIV drilling rigs (US$ 5 in 2014). In addition, the amount of US$ 125 classified as liabilities refers to decommissioning costs directly associated to the Bijupirá and Salema fields.

The Company tested these assets for impairment and recognized impairment losses as set out in note 14.3.

On February 26, 2016, the sales contracts of Bijupirá and Salema were terminated as set out in note 35. Accordingly, the amounts regarding these fields will be reclassified to property, plant and equipment, and to provision for decommissioning costs in 2016.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.        Investments

11.1.   Information about direct subsidiaries, joint arrangements and associates

	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss) for the year	Country
Subsidiaries
Petrobras Netherlands B.V. - PNBV (i)	E&P	100.00	100.00	20,035	(1,017)	Netherlands
Petrobras Distribuidora S.A. - BR	Distribution	100.00	100.00	2,542	(348)	Brazil
Petrobras International Braspetro - PIB BV (i) (ii)	Several segments (iii)	99.98	99.98	2,003	(643)	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	1,359	310	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	893	232	Brazil
Transportadora Associada de Gás S.A. - TAG	Gas & Power	100.00	100.00	832	(738)	Brazil
Petrobras Gás S.A. - Gaspetro	Gas & Power	51.00	51.00	478	147	Brazil
Petrobras Biocombustível S.A. - PBIO	Biofuels	100.00	100.00	288	(258)	Brazil
Petrobras Logística de Gás - Logigás	Gas & Power	100.00	100.00	282	13	Brazil
Liquigás Distribuidora S.A.	RT&M	100.00	100.00	241	34	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00	100.00	216	24	Brazil
Termomacaé Ltda.	Gas & Power	99.99	99.99	184	45	Brazil
Braspetro Oil Services Company - Brasoil (i)	Corporate	100.00	100.00	160	10	Cayman Islands
Breitener Energética S.A.	Gas & Power	93.66	93.66	166	26	Brazil
Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE	RT&M	100.00	100.00	145	(246)	Brazil
Termobahia S.A.	Gas & Power	98.85	98.85	124	25	Brazil
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	RT&M	100.00	100.00	103	(243)	Brazil
Baixada Santista Energia S.A.	Gas & Power	100.00	100.00	75	7	Brazil
Petrobras Comercializadora de Energia Ltda. - PBEN	Gas & Power	99.91	99.91	26	8	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.00	99.00	17	(19)	Brazil
Petrobras Negócios Eletrônicos S.A. - E-Petro	Corporate	99.95	99.95	8	1	Brazil
Termomacaé Comercializadora de Energia Ltda	Gas & Power	100.00	100.00	4	2	Brazil
5283 Participações Ltda.	Corporate	100.00	100.00	−	103	Brazil
Downstream Participações Ltda.	Corporate	99.99	99.99	(1)	−	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	63	11	Brazil
Ibiritermo S.A.	Gas & Power	50.00	50.00	51	18	Brazil
Entities that are not consolidated
Joint ventures
Logum Logística S.A.	RT&M	20.00	20.00	81	(65)	Brazil
Cia Energética Manauara S.A.	Gas & Power	40.00	40.00	38	10	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	35	10	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	23	5	Brazil
Brasympe Energia S.A.	Gas & Power	20.00	20.00	20	2	Brazil
Brentech Energia S.A.	Gas & Power	30.00	30.00	20	3	Brazil
Metanol do Nordeste S.A. - Metanor	RT&M	34.54	34.54	13	(1)	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	11	1	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	10	−	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	9	−	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51.00	51.00	9	−	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	2	−	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Biofuels	50.00	50.00	−	−	Brazil
Associates
Sete Brasil Participações S.A.	E&P	5.00	5.00	887	(1,485)	Brazil
Fundo de Investimento em Participações de Sondas - FIP Sondas	E&P	4.59	4.59	867	(1,886)	Brazil
Braskem S.A.	RT&M	36.20	47.03	518	943	Brazil
UEG Araucária Ltda.	Gas & Power	20.00	20.00	220	73	Brazil
Deten Química S.A.	RT&M	27.88	27.88	88	31	Brazil
Energética SUAPE II	Gas & Power	20.00	20.00	60	26	Brazil
Termoelétrica Potiguar S.A. - TEP	Gas & Power	20.00	20.00	17	1	Brazil
Nitroclor Ltda.	RT&M	38.80	38.80	−	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00	30.00	−	−	Brazil

(i) Companies abroad with financial statements prepared in foreign currencies.
(ii) 5283 Participações Ltda holds an 0.0187% interest (an 11.88% interest in 2014,diluted by Petrobras' investments).
(iii) Cover activities abroad in E&P, RTM, Gas & Power and Distribuiton segments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.2.   Investments in associates and joint ventures

	Balance at 12.31.2014	Investments	Restructuring, capital decrease and others	Share of profits of investments	Cumulative translation adjusment	Other comprehensive income	Dividends	Balance at 12.31.2015
Petrobras Oil & Gas B.V. - PO&G	1,714	−	−	(32)	63	(104)	(96)	1,545
Braskem S.A.	1,711	−	−	317	(458)	(658)	(107)	805
State-controlled natural gas distributors	340	−	−	54	(109)	−	(34)	251
Investees in Venezuela	312	−	−	(101)	19	(12)	−	218
Guarani S.A.	518	−	−	(66)	(169)	(84)	(5)	194
Nova Fronteira Bionergia	163	−	−	9	(53)	−	−	119
Other petrochemical investees	66	−	−	12	(22)	−	(11)	45
Compañia Mega S.A. - MEGA	31	9	−	27	(22)	−	−	45
Compañia de Inversiones de Energia S.A. - CIESA	68	−	−	(3)	(21)	−	−	44
UEG Araucária	73	8	−	1	(20)	−	(19)	43
Sete Brasil Participações	144	24	−	(107)	(55)	(4)	(2)	−
FIP - Sondas	137	21	−	(111)	(43)	−	(4)	−
Other associates	459	46	7	(177)	(107)	1	(23)	206
Other investees	17	−	−	−	(5)	−	−	12
	5,753	108	7	(177)	(1,002)	(861)	(301)	3,527

During 2015, losses of US$ 326 were recognized as part of the share of losses in equity-accounted investments with respect to the Company’s investment in Sete Brasil and FIP Sondas. A portion of those losses is attributable to the impairment loss the Company recognized in its investments, as set out in note 14.2.2.

Those losses resulted from the worsening economic and financial conditions of Sete Brasil Participações S.A., along with the postponement of a majority of its construction projects and uncertainties about its ability to continue the projects.

11.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	12.31.2015	12.31.2014	Type	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	0.61	0.65	827	879
						827	879

Associate
Braskem S.A.	212,427	212,427	Common	4.07	4.07	866	864
Braskem S.A.	75,793	75,793	Preferred A	7.07	6.59	536	499
						1,402	1,363

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.4.   Non-controlling interest

The total amount of non-controlling interest on December 31, 2015 is US$ 819 (US$ 706 in 2014), of which US$ 367 is related to Petrobras Argentina S.A. and US$ 234 is related to non-controlling interest of Gaspetro.

Condensed financial information is set out as follows:

	Petrobras Argentina S.A.		Gaspetro
	2015	2014	2015
Current assets	795	1,008	81
Long-term receivables	72	83	59
Investments	276	408	303
Property, plant and equipment	1,084	1,355	1
Other non-current assets	3	2	80
	2,230	2,856	524
Current liabilities	541	689	18
Non-current liabilities	571	692	27
Shareholders' equity	1,118	1,475	479
	2,230	2,856	524
Sales revenues	243	145	208
Net income	119	43	147
Increase (decrease) in cash and cash equivalents	71	118	(165)

Petrobras Argentina S.A. is an integrated energy company, indirectly controlled by Petrobras (directly controlled by PIB BV, which holds a 67.19% interest in this company) and its main place of business is Argentina.

Gaspetro, a Petrobras’ subsidiary, holds interests in several state distributors of natural gas in Brazil. Petrobras concluded the sale of 49% of its interest in Gaspetro on December 28, 2015 as set out in note 10.1.

11.5.   Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power plants, refineries and other activities. Condensed financial information is set out below:

	2015					2014
	Joint ventures			Associates		Joint ventures			Associates
	In Brazil	PO&G (*)	Other companies abroad	In Brazil	Abroad	In Brazil	PO&G (*)	Other companies abroad	In Brazil	Abroad
Current assets	1,106	934	327	5,358	2,240	1,474	1,033	314	10,701	2,241
Non-current assets	343	50	21	2,697	199	438	17	23	2,695	210
Property, plant and equipment	1,206	2,790	488	9,599	1,815	1,598	2,527	487	12,207	3,600
Other non-current assets	554	4	4	2,831	78	753	14	4	4,342	79
	3,209	3,778	840	20,485	4,332	4,263	3,591	4,419	29,945	6,130
Current liabilities	1,331	228	213	4,880	3,607	1,841	288	215	6,795	3,482
Non-current liabilities	640	1,327	303	12,522	1,057	732	1,134	304	13,425	992
Shareholders' equity	1,108	2,223	178	3,268	(332)	1,681	2,169	159	9,779	1,656
Non-controlling interest	130	−	146	(185)	−	9	−	150	(55)	−
	3,209	3,778	840	20,485	4,332	4,263	3,591	4,419	29,945	6,130
Sales revenues	3,825	1,928	284	15,805	167	5,583	2,175	316	22,540	189
Net Income (loss) for the year	155	209	47	1,036	(1,398)	144	236	16	769	331
Ownership interest - %	20 to 83%	50%	34 to 50%	5 to 49%	11 to 49%	20 to 83%	50%	34 to 50%	5 to 49%	11 to 49%

(*) Petrobras Oil & Gas (PO&G) is a joint venture located in the Netherlands, with 50% share of Petrobras International BV (PIBBV), for exploration and oil and gas production in Africa.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Property, plant and equipment

12.1.   By class of assets

	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at January 1, 2014	7,868	90,405	79,758	49,870	227,901
Additions	30	2,031	30,362	580	33,003
Additions to / review of estimates of decommissioning costs	−	−	−	1,999	1,999
Capitalized borrowing costs	−	−	3,592	−	3,592
Write-offs	(9)	(57)	(4,024)	(196)	(4,286)
Write-off - overpayments incorrectly capitalized (note 3)	(35)	(1,160)	(1,078)	(91)	(2,364)
Transfers (***)	2,685	25,371	(36,178)	23,078	14,956
Depreciation, amortization and depletion	(534)	(7,381)	−	(4,888)	(12,803)
Impairment recognition	(899)	(1,398)	(11,670)	(2,839)	(16,806)
Impairment reversal	−	17	−	3	20
Cumulative translation adjustment	(1,071)	(9,832)	(7,819)	(7,760)	(26,482)
Balance at December 31, 2014	8,035	97,996	52,943	59,756	218,730
Cost	10,979	142,030	52,943	88,023	293,975
Accumulated depreciation, amortization and depletion	(2,944)	(44,034)	−	(28,267)	(75,245)
Balance at December 31, 2014	8,035	97,996	52,943	59,756	218,730
Additions	210	1,296	18,349	512	20,367
Additions to / review of estimates of decommissioning costs	−	−	−	4,147	4,147
Capitalized borrowing costs	−	−	1,768	−	1,768
Write-offs	(8)	(56)	(1,797)	(407)	(2,268)
Transfers	1,153	8,726	(16,477)	8,468	1,870
Depreciation, amortization and depletion	(468)	(6,374)	−	(4,596)	(11,438)
Impairment recognition (Note 14)	(238)	(3,837)	(3,008)	(5,220)	(12,303)
Impairment reversal	−	11	5	23	39
Cumulative translation adjustment	(2,584)	(23,869)	(14,173)	(18,989)	(59,615)
Balance at December 31, 2015	6,100	73,893	37,610	43,694	161,297
Cost	8,595	112,307	37,610	67,220	225,732
Accumulated depreciation, amortization and depletion	(2,495)	(38,414)	−	(23,526)	(64,435)
Balance at December 31, 2015	6,100	73,893	37,610	43,694	161,297
Weighted average of useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 29 for assets under construction by business area
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) Includes US$ 10,446 reclassified from Intangible Assets to Property, Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement

As of December 31, 2015, property, plant and equipment includes assets under finance leases of US$ 48 (US$ 72 as of December 31, 2014).

12.2.   Estimated useful life

Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 2015
5 years or less	3,407	(2,289)	1,118
6 - 10 years	8,247	(4,110)	4,137
11 - 15 years	1,018	(543)	475
16 - 20 years	33,420	(10,136)	23,284
21 - 25 years	17,887	(5,631)	12,256
25 - 30 years	14,532	(3,158)	11,374
30 years or more	22,478	(5,293)	17,185
Units of production method	19,512	(9,748)	9,764
	120,501	(40,908)	79,593

Buildings and improvements	8,194	(2,494)	5,700
Equipment and other assets	112,307	(38,414)	73,893

12.3.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras, the Brazilian Federal Government (assignor) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in six blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further 5 years subject to certain conditions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The agreement establishes that the review procedures, which must be based on independent technical appraisal reports, will commence immediately after the declaration of commerciality for each area. Currently, after the declarations of commerciality of the six blocks, all the Assignment Agreement areas were included in the review procedures. The review of the Assignment Agreement will be concluded after the review of all the areas. However, no specific date has been established for the review procedures to be concluded.

The formal review procedures for each block are based on costs incurred through the exploration stage and estimated costs and production levels included in the independent technical appraisal reports. The review of the Assignment Agreement may result in modifications to: (i) local content requirements and commitments; (ii) total volume (in barrels of oil) to be produced; (iii) term of the agreement and (iv) the minimum percentages of local content.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Currently, the Assignment Agreement is being reviewed, including the preparation of the independent technical appraisal reports and related discussions with the Brazilian Federal Government. The Company will make the respective adjustments to the purchase prices of the rights according to the conclusion of the review.

As of December 31, 2015, the Company’s property, plant and equipment include US$ 19,158 (US$ 28,164 as of December 31, 2014) related to the Assignment Agreement.

12.4.   Oil and Gas fields operated by Petrobras returned to ANP

During 2015 the following oil and gas fields were returned to ANP: Itaparica, Camaçari, Carapicú, Baúna Sul, Salema Branca, Nordeste Namorado, part of Rio Preto, Pirapitanga, Piracucá, Catuá and part of Mangangá. These fields were returned to ANP mainly due to their uneconomic feasibility and, as a consequence, the Company wrote off an amount of US$ 264 as other expenses.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

13.        Intangible assets

13.1.   By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2014	14,381	142	496	400	15,419
Addition	92	41	118	−	251
Capitalized borrowing costs	−	−	8	−	8
Write-offs	(93)	(5)	(10)	−	(108)
Transfers (**)	(10,346)	7	9	(1)	(10,331)
Amortization	(35)	(54)	(131)	−	(220)
Impairment recognition	(8)	−	−	−	(8)
Impairment reversal	6	−	−	−	6
Cumulative translation adjustment	(405)	(12)	(58)	(33)	(508)
Balance at December 31, 2014	3,592	119	432	366	4,509
Cost	4,003	578	1,281	366	6,228
Accumulated amortization	(411)	(459)	(849)	−	(1,719)
Balance at December 31, 2014	3,592	119	432	366	4,509
Addition	17	22	78	−	117
Capitalized borrowing costs	−	−	5	−	5
Write-offs	(163)	−	(2)	−	(165)
Transfers	71	6	11	−	88
Amortization	(23)	(33)	(97)	−	(153)
Impairment recognition	(32)	−	−	−	(32)
Cumulative translation adjustment	(1,024)	(34)	(137)	(82)	(1,277)
Balance at December 31, 2015	2,438	80	290	284	3,092
Cost	2,696	435	963	284	4,378
Accumulated amortization	(258)	(355)	(673)	−	(1,286)
Balance at December 31, 2015	2,438	80	290	284	3,092
Estimated useful life - years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.
(**) Includes US$ 10,446 reclassified from Intangible Assets to Property Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement.

As of December 31, 2015, the Company did not recognize impairment loss related to goodwill.

13.2.   Exploration rights returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuels - Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to the ANP in 2015, totaling US$ 25 (US$ 83 in 2014) are set out below:

Area	Exploratory stage
	Exclusive Concession	Partnership
Campos Basin	-	1
Santos Basin	1	3
Ceará Basin	-	1
Espírito Santo Basin	-	3
Potiguar Basin	1	7
Camamu Almada Basin	-	1
Amazonas Basin	-	2
Parecis Basin	2	-

13.3.   Exploration rights - production sharing contract

Following the first pre-salt public auction held in October, 2013, the Libra consortium, comprised of Petrobras (40% interest), Shell (20% interest), Total (20% interest), CNODC (10% interest), CNOOC (10% interest) and the Brazilian Pre-Salt Oil and Natural Gas Management Company (Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. - Pré-Sal Petróleo PPSA) as the manager of the agreement, entered into a production sharing contract with the Federal Government on December 2, 2013.

The contract granted rights to explore and operate oil and gas production in a strategic pre-salt area known as the Libra block, comprising an area of approximately 1,550 km2, located in ultra-deep waters in the Santos Basin. This was the first oil and gas production sharing contract signed in Brazil. The contract is for 35 years and cannot be renewed.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

A signature bonus (acquisition cost) of US$ 6,589 was paid by the consortium. The Company paid US$ 2,636 (its 40% share of the acquisition cost paid by the consortium) recognized in its intangible assets as Rights and Concessions.

Currently, the project is in the exploration phase (4 years), which exploration program comprises, at a minimum, 3D seismic acquisition, two exploratory wells and Extended Well Test (EWT). The seismic data were acquired in 2014.

In February of 2016, the Brazilian Agency of Petroleum ANP approved the Discovery Appraisal Plan – Plano de Avaliação de Descobertas – PAD of the well 2-ANP-2A-RJS.

13.4.   Service concession agreement - Distribution of piped natural gas

As of December 31, 2015, intangible assets include service concession agreements related to piped natural gas distribution in Brazil, in the amount of US$ 149 (US$ 210 in 2014), maturing between 2029 and 2043, which may be renewed. According to the distribution agreements, service is be provided to customers in the industrial, residential, commercial, automotive, air conditioning and transport sectors, among others.

The consideration receivable is a factor of a combination of operating costs and expenses, and return on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

14.        Impairment

The Company tests its assets or cash-generating units (CGUs) for impairment at the end of each reporting period and whenever there is an indication that the assets or units may be impaired.

14.1.   Property, plant and equipment and intangible assets

For impairment testing purposes the Company uses the value in use of its property, plant and equipment and intangible assets (individually or grouped into cash-generating units - CGUs) as their recoverable amount. In measuring value in use the Company bases its cash flow projections on:

•      The estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets and, considering the Company’s maintenance policy;

•      Assumptions and financial budgets/forecasts approved by Management for the period corresponding to the expected life cycle of each different business; and

•      A pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The main cash flow projections used to measure the value in use of the CGUs were mainly based on the following assumptions:

	2016	Long term Average
Average Brent (US$/bbl)	45	72
Average Brazilian Real (Real /U.S. dollar exchange rate)	4.06	3.55

14.1.1.  Impairment of property, plant and equipment and intangible assets

In 2015 the Company recognized impairment losses and reversals of impairment losses for certain assets and CGUs, mainly due to the following events occurred in the last quarter of 2015:

•      Revision of the Company’s mid and long term assumptions reflecting the new oil price scenario (international crude oil prices);

•      Decrease in estimates of proved reserves and probable reserves;

•      A significant decrease in estimated future capital expenditures pursuant to a revision of the Company’s portfolio (based on the latest updated of its 2015-2019 Business and Management Plan in January 2016);

•      A revision of geological characteristics of the Papa-Terra field reservoir; and

•      Higher discount rates used to measure the value-in-use of our assets and CGUs, attributable to an increase in Brazil’s risk premium resulting from a credit risk downgrade (losing its investment grade status).

Impairment losses and reversals of impairment losses were recognized in the statement of income and are presented as follows:

Assets or CGUs, by nature	Carrying amount	Recoverable amount	Impairment (*) / (**)	Business segment	Comments
	2015
Producing properties: assets related to E&P activities in Brazil (several CGUs)	21,202	12,139	8,653	E&P - Brazil	item (a1)
Comperj	1,586	234	1,352	RTM - Brazil	item (b1)
Oil and gas producing properties abroad	1,548	918	637	E&P - Abroad	item (c1)
Oil and gas production and drilling equipment	750	243	507	E&P - Brazil	item (d1)
UFN III	935	434	501	Gas & Power	item (e)
Suape Petrochemical Complex	1,143	943	200	RTM - Brazil	item (f1)
Nitrogen Fertilizer Plant - UFN-V	190	−	190	Gas & Power
Biodiesel plants	134	88	46	Biofuel - Brazil
Others	341	156	210	Several segments
Total	27,829	15,155	12,296

	2014
Producing properties: assets related to E&P activities in Brazil (several CGUs)	6,425	4,863	1,562	E&P - Brazil	item (a2)
Comperj	9,721	1,501	8,220	RTM - Brazil	item (b2)
Oil and gas producing properties abroad	3,126	1,458	1,668	E&P - Abroad	item (c2)
Oil and gas production and drilling equipment	1,091	555	536	E&P - Brazil	item (d2)
Suape Petrochemical Complex	2,847	1,726	1,121	RTM - Brazil	item (f2)
2nd refining unit of RNEST	6,207	2,765	3,442	RTM - Brazil	item (g)
Araucária (fertilizers plant)	367	251	116	Gas & Power
Nansei Sekiyu K.K. refinery	129	−	129	RTM - Abroad
Others	26	32	(6)
Total	29,939	13,151	16,788

(*) Impairment losses and reversals.
(**) Excludes impairment charges on assets classified as held for sale of US$ 3 in 2015 and US$ 35 in 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a1) Producing properties in Brazil - 2015

Impairment losses of US$ 8,653 were recognized in 2015 for certain oil and gas fields under E&P concessions, as their recoverable values were below their carrying amount. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.3% p.a post-tax discount rate (real rate, excluding inflation) derived from the WACC for the E&P business. The impairment losses related primarily to the following fields: Papa-Terra (US$ 2,234), Centro Sul group (US$ 1,179), Uruguá group (US$ 986), Espadarte (US$ 593), Linguado (US$ 489), CVIT – Espírito Santo group (US$ 375), Piranema (US$ 341) Lapa (US$ 317), Bicudo (US$ 240), Frade (US$ 198), Badejo (US$ 190), Pampo (US$ 91) and Trilha (US$ 84). These impairment losses are mainly due to the impact of the decline in international crude oil prices on the Company’s price assumptions, the use of a higher discount rate, as well as the geological revision of Papa-Terra reservoir.

a2) Producing properties in Brazil - 2014

In 2014, impairment losses of US$ 1,562 were recognized, mainly with respect to certain oil and gas fields under E&P concessions, whose recoverable amount was determined to be below their carrying amount. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.2% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the E&P business. The impairment losses were mainly related to the impact of the decline in international crude oil prices on the Company’s price assumptions and were principally recognized for the following fields: Frade, Pirapitanga, Tambuatá, Carapicu and Piracucá.

b1) Comperj - 2015

An impairment loss of US$ 1,352 was recognized in 2015 for refining assets of Comperj. Cash flow projections were based on: financial budgets/forecasts approved by Management, and; an 8.1% p.a. post-tax discount rate (real rate, excluding inflation) derived from the WACC for the refining business reflecting a specific risk premium for the postponed projects. This impairment loss was mainly attributable to: (i) the use of a higher discount rate; (ii) the delay in expected future cash inflows resulting from postponing construction.

b2) Comperj – 2014

In 2014, an impairment loss of US$ 8,220 was recognized in Comperj. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the refining business. The impairment loss was mainly attributable to: (i) project planning deficiencies; (ii) the use of a higher discount rate, reflecting a specific risk premium for the postponed projects; iii) a delay in expected future cash inflows resulting from postponing the project; and (iv) the Company’s business context of lower projected economic growth.

c1) Producing properties abroad - 2015

Impairment losses of US$ 637 were recognized in E&P assets abroad. Cash flow projections were based on: financial budgets/forecasts approved by Management; and 5.6% p.a. to 10.4% p.a. post-tax discount rates (real rates, excluding inflation) derived from the WACC for the E&P business in different countries. The impairment losses were mainly in producing properties located in the United States (US$ 448) and Bolivia (US$ 157), attributable to the decline in international crude oil prices.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c2) Producing properties abroad - 2014

In 2014, impairment losses of US$ 1,668 were recognized in international E&P assets. Cash flow projections were based on: financial budgets/forecasts approved by Management; and 5.4% p.a. to 11.2% p.a. post‐tax discount rates (real rates, excluding inflation) derived from the WACC for the E&P business in different countries. The impairment losses were mainly in Cascade and Chinook producing properties located in the United States (US$ 1,567) and were mainly attributable to the decline in international crude oil prices.

d1) Oil and gas production and drilling equipment in Brazil - 2015

Impairment losses of US$ 507 were recognized in 2015 for oil and gas production and drilling equipment which were not directly related to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 9.2% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the oil and gas services and equipment industry. The impairment losses were mainly related to the planned idle capacity of two drilling rigs in the future and the use of a higher discount rate.

d2) Oil and gas production and drilling equipment in Brazil – 2014

In 2014, impairment losses of US$ 536 were recognized in oil and gas production and drilling equipment, unrelated to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the oil and gas services and equipment industry. The impairment losses are mainly related to idle capacity of two drilling rigs in the future and to the demobilization of two oil platforms, which were not deployed in any oil and gas property as of December 31, 2014.

e) Fertilizer Plant - UFN III - 2015

Impairment losses of US$ 501 were recognized in 2015 for the fertilizer plant UFN III (Unidade de Fertilizantes Nitrogenados III), located on Três Lagoas, (state of Mato Grosso do Sul).  Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.1% p.a. (6.7% p.a. in 2014) post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the Gas & Power business, reflecting a specific risk premium for the postponed projects. The impairment losses were mainly related to: (i) the use of a higher discount rate; and (ii) the delay in expected future cash inflows resulting from postponing the project.

f1) Suape Petrochemical Complex - 2015

An impairment loss of US$ 200 was recognized in 2015 for Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.2% p.a. post-tax discount rate (real rate, excluding inflation) derived from the WACC for the petrochemical business. The impairment loss was mainly attributable to changes in market and prices assumptions resulting from a decrease in economic activity in Brazil, a reduction in the spread for petrochemical products in the international market and the use of a higher discount rate.

f2) Suape Petrochemical Complex - 2014

In 2014, an impairment loss of US$ 1,121 was recognized in Companhia Integrada Têxtil de Pernambuco S.A. ‐ CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections were based on: 30‐year period and zero‐growth rate perpetuity; financial budgets/forecasts approved by Management; and a 6.2% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the petrochemical business. The impairment loss is mainly attributable to changes in market assumptions and forecasts resulting from a decrease in economic activity, a reduction in the spread for petrochemical products in the international market and modifications in tax regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

g) Second refining unit in RNEST - 2014

In 2014, an impairment loss of US$ 3,442 was recognized in the second refining unit in RNEST. Cash flow projections are based on: financial budgets/forecasts approved by Management; and a 7% p.a. post‐tax discount rate (real rate, excluding inflation) derived from the WACC for the refining business. The impairment loss was mainly attributable to: (i) project planning deficiencies; (ii) the use of a higher discount rate, reflecting a specific risk premium for the postponed projects; (iii) a delay in expected future cash inflows resulting from postponing the project; and (iv) the Company’s business context of lower projected economic growth.

14.2.   Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of Investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a pre-tax discount rate derived from the WACC or the Capital Asset Pricing Model (CAPM), when applicable.

The carrying amount and the value in use of the investments in associates and joint ventures which include goodwill as of December 31, 2015 are set out below:

Investments	Segment	% Post-tax discount rate (real interest rate) p.a.	Value in use	Carrying Amount
Braskem S.A. (*)	RTM	11.3	3,452	805
Natural Gas Distributors	Natural Gas	5.7	367	251
Guarani S.A.	Biofuels	9.3	194	250
(*) The tax discount of Braskem is CAPM petrochemical segment; as it considers that cash flow projections via dividends.

14.2.1.  Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of December 31, 2015, was U.S.$ 1,402, based on the quoted values of both Petrobras’s interest in Braskem’s common stock (47% of the outstanding shares) and preferred stock (22% of the outstanding shares) as set out note 11.4. However, trading of the common shares is extremely limited, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares as of December 31, 2015.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections via dividends and other distributions. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Cash flow projections to determine the value in use of Braskem were based on the following key assumptions:

•      Estimated average exchange rate of R$ 4.06 to U.S.$1.00 in  2016 (converging to R$ 3.55 in the long run);

•      Average Brent crude oil price at US$ 45 in 2016, converging to US$ 72 in the long run;

•      Prices of feedstock and petrochemical products reflecting projected international prices;

•      Petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P growth; and

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

•      Increases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and declining in the long run.

14.2.2.  Impairment losses on equity-method investments

Impairment losses on equity-method investments in the amount of US$ 550 (US$ 251 in 2014)  were recognized in the statement of income as share of earnings in equity-accounted investments, as a result of the following factors:

•      A decrease in international crude oil prices in 2015 led to impairment losses in our E&P operations of affiliates of Petrobras Argentina S.A. (a subsidiary of Petrobras International Braspetro B.V. – PIB BV) and of our joint venture in Africa (Petrobras Oil & Gas B.V. - PO&G, a joint venture of PIB BV). Impairment losses of US$ 92 and US$ 184, respectively, were recognized with respect to those investments.

•      The Company’s impairment tests resulted in impairment losses of US$ 139 in its biofuels segment, mainly as a result of (i) an increase in post-tax discount rate (real rate, excluding inflation) from 7.3% p.a. in 2014 to 9.3% p.a. in 2015; and (ii) a postponement of biofuels projects for an extended period of time (outside the scope of our updated 2015-2019 Business and Management Plan). Those losses include an impairment charge recognized for goodwill in the amount of US$ 73, mainly related to its associate Guarani S.A. (US$ 56).

•      As a result of worsening economic and financial conditions of Sete Brasil Participações S.A., along with the postponement of a majority of its construction projects and uncertainties about its ability to continue the projects, the Company could not determine the value-in-use of its investment in Sete Brasil Participações S.A. (both directly and through FIP Sondas) and, therefore, recognized impairment losses of US$ 44 and US$ 40, respectively in Sete Brasil and FIP Sondas.

•      Impairment losses of US$ 14 were also recognized in Petrobras Netherlands BV (PNBV) with respect to its associate Arpoador Drilling B.V. (a subsidiary of Sete Brasil).

The Company is continually monitoring its investment in Sete Brasil and will reassess its recoverability when a decision with respect to Sete Brasil’s business plan is taken.

14.3.   Assets classified as held for sale

Impairment losses were recognized in E&P assets classified as held for sale. The Board of Directors approved the disposal of the Bijupirá and Salema fields, PI, PIII and PIV drilling rigs and PXIV platform. As their fair values were below their carrying amount. Therefore, impairment losses in the amount of US$ 3 were recognized in 2015.

15.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	2015	2014
Property plant and equipment
Opening Balance	7,000	8,802
Additions to capitalized costs pending determination of proved reserves	2,282	4,272
Capitalized exploratory costs charged to expense	(882)	(1,366)
Transfers upon recognition of proved reserves	(960)	(3,835)
Cumulative translation adjustment	(2,239)	(873)
Closing Balance	5,201	7,000
Intangible Assets	2,048	3,044
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	7,249	10,044
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out as follows:

Exploration costs recognized in the statement of income	2015	2014	2013
Geological and geophysical expenses	416	830	968
Exploration expenditures written off (incl.dry wells and signature bonuses)	1,441	2,178	1,892
Other exploration expenses	54	50	99
Total expenses	1,911	3,058	2,959

Cash used in :	2015	2014	2013

Operating activities	470	879	1,073
Investment activities	2,736	4,899	8,605
Total cash used	3,206	5,778	9,678

15.1.   Aging of Capitalized Exploratory Well Costs

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects to which the costs that have been capitalized for a period of greater than one year relate and an aging of those amounts by year (including the number of wells to which those costs relate).

Aging of capitalized exploratory well costs (*)
	2015	2014
Exploratory well costs capitalized for a period of one year	1,387	2,024
Exploratory well costs capitalized for a period of greater than one year	3,814	4,976
Total capitalized exploratory well costs	5,201	7,000
Number of projects to which the exploratory well costs capitalized for a period of greater than one year relate	70	69

	Capitalized costs (2015)	Number of wells
2014	1,055	32
2013	778	18
2012	1,054	21
2011	495	15
2010 and previous years	432	15
Exploratory well costs that have been capitalized for a period of greater than one year	3,814	101

(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period of greater than one year since the completion of drilling amount to US$ 3,814. Those costs relate to 70 projects comprising (i) US$ 3,254 for wells in areas in which there has been ongoing drilling or firmly planned drilling activities in the near term and for which an evaluation plan (“Plano de Avaliação”) has been submitted for approval by ANP; and (ii) US$ 560 relate to costs incurred to evaluate the reserves and their potential development.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.        Trade payables

	12.31.2015	12.31.2014
Third parties in Brazil	3,331	4,949
Third parties abroad	2,566	4,240
Related parties	483	571
Balance on current liabilities	6,380	9,760

17.        Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default in 2015 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company has also covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

A roll-forward schedule of non-current debt is set out below:

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1 , 2014	−	29,000	1,211	49	30,260
Additions (new funding obtained)	−	4,319	359	−	4,678
Interest incurred during the year	−	202	2	−	204
Foreign exchange/inflation indexation charges	−	1,033	79	1	1,113
Transfer from long term to short term	−	(1,440)	(156)	(18)	(1,614)
Cumulative translation adjustment (CTA)	−	(3,826)	(194)	(4)	(4,024)
Balance at December 31, 2014	−	29,288	1,301	28	30,617
Abroad
Opening balance at January 1 , 2014	5,805	26,908	42,572	690	75,975
Additions (new funding obtained)	281	6,710	13,766	−	20,757
Interest incurred during the year	4	22	46	8	80
Foreign exchange/inflation indexation charges	103	412	(1,433)	20	(898)
Transfer from long term to short term	(742)	(3,411)	(1,260)	(42)	(5,455)
Cumulative translation adjustment (CTA)	(207)	(743)	119	(27)	(858)
Balance at December 31, 2014	5,244	29,898	53,810	649	89,601
Total Balance at December 31, 2014	5,244	59,186	55,111	677	120,218
Non-current
In Brazil
Opening balance at January 1 , 2015	−	29,288	1,301	28	30,617
Additions (new funding obtained)	−	4,918	989	−	5,907
Interest incurred during the year	−	289	−	−	289
Foreign exchange/inflation indexation charges	−	3,001	80	2	3,083
Transfer from long term to short term	−	(2,389)	(149)	(4)	(2,542)
Cumulative translation adjustment (CTA)	−	(10,410)	(496)	(9)	(10,915)
Balance as of December 31, 2015	−	24,697	1,725	17	26,439
Abroad
Opening balance at January 1 , 2015	5,244	29,898	53,810	649	89,601
Additions (new funding obtained)	163	5,753	2,045	−	7,961
Interest incurred during the year	5	34	48	8	95
Foreign exchange/inflation indexation charges	442	1,342	(1,092)	56	748
Transfer from long term to short term	(767)	(4,183)	(5,770)	(45)	(10,765)
Cumulative translation adjustment (CTA)	(442)	(1,877)	(222)	(56)	(2,597)
Balance as of December 31, 2015	4,645	30,967	48,819	612	85,043
Total Balance as of December 31, 2015	4,645	55,664	50,544	629	111,482

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	12.31.2015	12.31.2014
Short-term debt	1,523	3,484
Current portion of long-term debt	11,500	6,845
Accrued interest	1,660	1,539
	14,683	11,868

17.1.   Summarized information on current and non-current finance debt

Maturity in	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years onwards	Total (*)	Fair value
Financing in Brazilian Reais (BRL):	2,349	1,718	2,093	3,486	5,051	5,858	20,555	16,459
Floating rate debt	1,956	1,255	1,628	3,031	4,428	4,678	16,976
Fixed rate debt	393	463	465	455	623	1,180	3,579
Average interest rate	15.1%	16.4%	15.0%	13.8%	11.4%	11.2%	13.0%
Financing in U.S.Dollars (USD):	10,842	8,869	10,215	16,988	9,572	28,276	84,762	66,238
Floating rate debt	5,571	5,193	7,784	12,122	5,590	8,458	44,718
Fixed rate debt	5,271	3,676	2,431	4,866	3,982	19,818	40,044
Average interest rate	4.1%	4.5%	4.1%	4.3%	4.6%	6.0%	4.9%
Financing in BRL indexed to USD:	573	704	704	701	701	5,422	8,805	7,084
Floating rate debt	24	23	22	19	19	35	142
Fixed rate debt	549	681	682	682	682	5,387	8,663
Average interest rate	7.2%	7.0%	7.1%	7.0%	7.1%	7.0%	7.0%
Financing in Pound Sterling (£):	68	−	−	−	−	2,543	2,611	1,656
Fixed rate debt	68	−	−	−	−	2,543	2,611
Average interest rate	5.8%	−	−	−	−	6.1%	6.1%
Financing in Japanese Yen (¥):	559	94	85	−	−	−	738	724
Floating rate debt	85	85	85	−	−	−	255
Fixed rate debt	474	9	−	−	−	−	483
Average interest rate	2.0%	0.8%	0.6%	−	−	−	1.7%
Financing in Euro (€):	283	12	2,994	1,421	213	3,762	8,685	6,430
Floating rate debt	13	11	11	11	170	−	216
Fixed rate debt	270	1	2,983	1,410	43	3,762	8,469
Average interest rate	3.6%	1.6%	3.8%	3.9%	4.1%	4.4%	4.1%
Financing in other currencies:	9	−	−	−	−	−	9	9
Fixed rate debt	9	−	−	−	−	−	9
Average interest rate	14.3%	−	−	−	−	−	14.3%
Total as of December 31, 2015	14,683	11,397	16,091	22,596	15,537	45,861	126,165	98,600
Total Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%

Total as of December 31, 2014	11,868	12,572	11,948	17,789	24,189	53,720	132,086	122,713
Total Average interest rate	3.9%	6.0%	6.4%	5.2%	5.3%	6.0%	5.6%

* The average maturity of outstanding debt as of December 31, 2015 is 7.14 years (6.10 years as of December 31, 2014).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable  US$ 42,929 as of December 31, 2015. When a quoted price for an identical liability is not available, the fair value is determined based on a theoretical curve derived from the yield curve of the Company's most liquid bonds (level 2) US$ 55,671 as of December 31, 2015.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.2.

17.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In 2015 the capitalization rate was 5.03% p.a. (4.91% p.a. in 2014).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.3.   Lines of credit

	Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	-	1,500
PGT BV	UKEF - JPMORGAN	12/17/2015	12/22/2016	500	181	319
Total				2,000	181	1,819
In Brazil
Petrobras	BNDES	12/17/2012	5/30/2016	563	448	115
Petrobras	BNDES	7/31/2013	7/15/2016	129	108	20
Petrobras	FINEP	4/16/2014	12/26/2017	65	45	20
PNBV	BNDES	9/3/2013	3/26/2018	2,530	418	2,112
Transpetro	BNDES	1/31/2007	Not defined	1,314	142	1,172
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	116	61	55
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	100	5	94
Total				4,817	1,227	3,588

17.4.   Collateral

The financial institutions that have provided financing to the Company usually do not require Petrobras to provide collateral related to loans. However, certain specific funding instruments to promote economic development are collateralized, as well as certain debt agreements of the subsidiary Petrobras Distribuidora are based on the Company’s future exports.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Certain wholly-owned subsidiaries issue securities that are fully and unconditionally guaranteed by Petrobras (note 36).

The Company’s capital market financing relates primarily to unsecured global notes.

18.        Leases

18.1.   Future minimum lease payments / receipts – finance leases

	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2016	161	(105)	56	17	(5)	12
2017 – 2020	738	(432)	306	44	(26)	18
2021 and thereafter	1,545	(448)	1,097	174	(153)	21
As of December 31, 2015	2,444	(985)	1,459	235	(184)	51
Current			66			12
Non-current			1,393			39
As of December 31, 2015			1,459			51
Current			59			16
Non-current			1,455			56
As of December 31, 2014			1,514			72

18.2.   Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

2016	11,686
2017 - 2020	31,089
2021 and thereafter	56,419
At December 31, 2015	99,194

As of December 31, 2014	118,404

In 2015, the balance of estimated future minimum lease payments under operating leases includes US$ 60,628 (US$ 69,565 as of December 31, 2014) with respect to assets under construction, for which the lease term has not commenced.

During 2015, the Company recognized expenditures of US$ 9,898 (US$ 10,652 during 2014) for operating lease installments.

19.        Related party transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

19.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the following table:

	2015		12.31.2015	2014		12.31.2014
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	3,021	255	72	4,507	506	195
Petrochemical companies	3,676	144	45	7,703	205	82
Other associates and joint ventures	571	134	453	537	152	263
	7,268	533	570	12,747	863	540
Government entities
Government bonds	342	1,115	−	662	4,339	−
Banks controlled by the Federal Government	(4,121)	2,607	24,336	(3,246)	3,814	28,304
Receivables from the Electricity sector (Note 8.4)	1,618	3,415	−	2,364	2,966	−
Petroleum and alcohol account - receivables from Federal government (Note 19.2)	5	219	−	3	317	−
Federal Government - dividends and interest on capital	−	−	−	22	−	−
Others	14	306	316	73	241	224
	(2,142)	7,662	24,652	(122)	11,677	28,528
Pension plans	−	36	110	1	−	135
	5,126	8,231	25,332	12,626	12,540	29,203
Revenues (mainly sales revenues)	8,544			14,297
Foreign exchange and inflation indexation charges, net	(1,486)			(465)
Finance income (expenses), net	(1,932)			(1,206)

Current assets		2,255			6,715
Non-current assets		5,976			5,825
Current liabilities			3,248			1,855
Non-current liabilities			22,084			27,348
	5,126	8,231	25,332	12,626	12,540	29,203

19.2.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of December 31, 2015, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 219 (US$ 317 as of December 31, 2014). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

The lawsuit is pending court-ordered expert proceedings, which are ongoing and for which the Company has agreed with the court expert’s report. This report confirms that the Company has outstanding receivables with the Brazilian Federal Government and states that no supporting documents could be found with respect to the alleged payables by the Company to the Brazilian Federal Government.

The conclusion of court-ordered expert proceedings is pending, awaiting the Federal Government response.

19.3.   Compensation of employees and officers

The criteria for compensation of employees and officers are established based on the current labor legislation and the Company’s policies related to Positions, Salaries and Benefits (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) and officers in the months of December 2015 and December 2014 were as follows:

Compensation of employees (amounts refer to monthly compensation in U.S. dollars)	2015	2014
Lowest compensation	731.99	1,064.74
Average compensation	4,315.36	5,905.34
Highest compensation	23,442.18	32,309.79

Compensation of highest paid Petrobras officer	27,780.21	38,798.87

The total compensation of Petrobras’ key management is set out as follows:

	2015			2014
	Officers	Board (members and alternates)	Total	Officers	Board (members)	Total
Wages and short-term benefits	3.9	0.4	4.3	4.1	0.5	4.6
Social security and other employee-related taxes	1.0	0.1	1.1	1.1	0.1	1.2
Post-employment benefits (pension plan)	0.4	−	0.4	0.3	−	0.3
Variable compensation(*)				1.4	−	1.4
Total compensation recognized in the statement of income	5.2	0.5	5.7	6.9	0.6	7.5

Total compensation paid	5.2	0.5	5.7	6.5	0.6	7.1

Number of members	8	18	26	7	10	17

(*) Due to the net loss of the year, the Extraordinary General Meeting, held on April 29, 2015, decided to cancel the full payment of Annual Variable Compensation (Remuneração Variável Anual - RVA 2014) for the year 2014, and also of all the deferred installments not yet paid, of officers' Annual Variable Compensation for the year 2013, according to corporate goals program and to law 6,404/76, article 152, paragraph 2.

In 2015, board members and officers of the consolidated Petrobras group received US$ 20.3 as compensation (US$ 30.8 in 2014).

The Extraordinary General Meeting held on July 1, 2015 amended the following:

•      The article 18 of the Company's Bylaws to allow board members to have alternates with mandates limited to a two-year period; article 29 to establishes that five Advisory Committees will support the Board of Directors with their appraisals and recommendations  regarding specific issues related to the Board; article 41 to permit that board members alternates may participate in all board meetings and receive a fixed monthly stipend as defined by the Board and in accordance with compensation limits established in the General Meeting;

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

•      This Extraordinary General Meeting also voted to increase the total Board members compensation established at the Annual General Meeting, by US$ 245 thousand, in order to cover the fees of the alternate Board members from July 2015 to March 2016.

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board members and, therefore, has not been classified under compensation of Petrobras’ key management.

In 2015, the alternates of Board members which are also members of these committees received the amount of US$ 25 thousand, as compensation (US$ 30 thousand, including related charges).

20.        Provision for decommissioning costs

Non-current liabilities	2015	2014
Opening balance	8,267	7,133
Adjustment to provision	4,368	2,430
Payments made	(1,242)	(679)
Interest accrued	231	201
Others	121	75
Cumulative translation adjustment	(2,595)	(893)
Closing balance	9,150	8,267

The Company reviews and revises annually its estimated costs associated with well abandonment and dismantling of oil and gas producing properties.

As a result, for 2015, there was a US$ 883 increase in the provision for decommissioning costs, mainly due to: (i) a US$ 1,744 increase attributable to an acceleration of abandonment resulting from a shorter economic life of fields attributable to lower crude oil prices (Brent); (ii) a US$ 1,848 increase due to an experience revision based on additional information obtained from 2015 well abandonments; and (iii) a US$ 2,915 decrease related to a higher risk-adjusted discount rate of 6.73% p.a. (3.76% p.a. in 2014).

The Company regularly assesses new procedures and technologies in order to optimize the abandonment and dismantling of areas, considering industry best practices and previous experiences related to costs incurred through final abandonment.

21.        Taxes

21.1.   Income taxes and other taxes

Income taxes	Current assets		Current liabilities
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Taxes in Brazil	959	1,018	62	139
Taxes abroad	24	45	43	108
	983	1,063	105	247

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Current / Deferred ICMS (VAT)	807	1,772	605	787	1,045	1,275	−	−
Current / Deferred PIS and COFINS (taxes on revenues)	746	829	2,026	2,983	487	295	−	−
CIDE	18	13	−	−	115	8	−	−
Production taxes	−	−	−	−	622	1,517	−	−
Withholding income taxes	−	−	−	−	435	486	15	−
REFIS	−	−	−	−	274	−	11	−
Others	150	73	184	230	244	281	−	−
	1,721	2,687	2,815	4,000	3,222	3,862	26	−
Taxes abroad	44	61	6	8	143	202	−	−
	1,765	2,748	2,821	4,008	3,365	4,064	26	−

(*) The values of other taxes in non-current liabilities are classified in others.

21.2.   Tax amnesty and refinancing program - Programa de Recuperação Fiscal (REFIS)

On July 16, 2015 Petrobras paid US$ 514 (US$ 385 in cash and US$ 129 using tax credits) to settle a definitive ruling at the administrative stage with respect to a tax deficiency notice issued by the Brazilian Federal Tax Authorities. The notice is related to the tax on financial operations (Imposto sobre operações financeiras - IOF) applied to intercompany loans made by Petrobras to foreign subsidiaries in 2008.

In addition, Joint Ordinance 1,064 (Portaria Conjunta RFB/PGFN 1.064) issued by the Brazilian Federal Tax Authorities and by the Brazilian Federal Tax Attorney General's Office, and Normative Instruction 1,576/15 (Instrução Normativa RFB 1.576/15) issued by the Brazilian Federal Tax Authorities, on August 3, 2015, provided taxpayers an option for partial relief from existing federal tax debts, through a tax amnesty program created under Law 12,996/14 – Programa de Recuperação Fiscal (REFIS). The Company elected to join the REFIS to settle the tax liabilities as follows:

a) Pay amounts due under the tax deficiency notices related to the tax on financial operations (IOF) applicable to intercompany loans made by Petrobras to its foreign subsidiaries in 2007, 2009 and 2010, and to pay amounts due related to the IOF applicable to similar intercompany loans made in other periods, for which a tax deficiency notice has not been issued (2011 and 2012), in the amount of US$ 1,049. The Company had modified its procedures with respect to the payment of the IOF applicable to transactions from 2013 and, therefore, does not expect any additional tax deficiency notices.

b) Pay the tax deficiency notices issued by the Brazilian Federal Tax Authorities related to the alleged failure to pay withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on amounts Petrobras paid to its former subsidiary Petrobras International Finance Company (PifCo) with respect to crude oil and oil product imports between 1999 and 2002, 2004, 2005 and 2007 to 2012, in the amount of US$ 800.

c) Penalties for noncompliance with customs clearance procedures on crude oil and oil product imports from 2008 to 2013, in the amount of US$ 13.

d) Indexation charges related to REFIS balance of US$ 9 recognized in the last quarter of 2015.

The Company has agreed to pay those federal tax liabilities in 30 monthly installments, which are updated by the Selic interest rate, following an immediate down payment of 20% of the total amount due (after the discounts provided under the REFIS) and using tax credits (tax loss carryforwards) to pay for interest and penalties.

As a result, the Company recognized a total charge of US$ 2,334 in 2015, of which US$ 1,566 was recognized as other taxes expenses and US$ 768 as finance expenses, of which the Company has already settled a total amount of US$ 1,833: US$ 971 was paid in cash, US$ 509 by using tax credits and US$ 353 by using judicial deposits. The remaining portion was recognized as taxes payable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.3.   Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2015, the Company elected to settle taxes in cash (VAT tax – ICMS) through an amnesty settlement programs administered by the states.

Date	State	Tax Law/Decree	Amount
Jul/15	RJ	7,020/2015	186
Sep/15	ES	10,376/2015	104
Nov/15	DF	5,463/2015	23
Dec/15	BA	13,449/2015	44
Dec/15	PA	1,439/2015	10
2015		Several	3
			370

In 2015 the Company charged to income US$ 370, of which US$ 314 was recognized in other taxes and US$ 56 in finance expense in the Statement of Income.

21.4.   Reduction tax litigation program (Programa de Redução de Litígios Tributários – PRORELIT)

On October 30, 2015, Petrobras joined the PRORELIT, established by Law No. 13,202 / 15 (Measure Conversion Act No. 685/15) paying US$ 17, US$ 5 in cash and US$ 12 in tax credits debts and customs fines against the Company from 2014 and 2015 and to tax penalties for improper deduction of tax bases in 2003 and 2004. In 2015 the Company charged to income US$ 17, of which US$ 7 was recognized in other taxes expenses and US$ 10 in finance expenses in the Statement of Income.

21.5.   Brazilian income taxes on earnings of offshore investees

During 2015 the Company has recognized additional income taxes expenses of US$ 751 related to Brazilian income taxes on income generated by companies incorporated outside Brazil, as set out in the amendments to Brazilian Tax Law (note 4.15).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.6.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

a)             Changes in deferred income taxes

	Property, Plant & Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2014	(13,406)	(3,903)	1,984	(518)	409	3,993	552	1,350	763	(8,776)
Recognized in the statement of income for the year	(2,055)	3,420	582	(42)	182	2,642	3	(1,418)	(269)	3,045
Recognized in shareholders’ equity	−	−	1,952	(41)	−	−	−	−	1,156	3,067
Cumulative translation adjustment	1,814	262	(449)	86	(75)	(854)	(66)	68	(73)	713
Others (*)	−	(3)	(70)	(77)	10	(63)	1	−	128	(74)
Balance at December 31, 2014	(13,647)	(224)	3,999	(592)	526	5,718	490	−	1,705	(2,025)
Recognized in the statement of income for the period	(1,284)	1,382	227	44	471	2,166	42	1	(1,006)	2,043
Recognized in shareholders’ equity	−	14	6,486	(14)	−	(152)	−	−	(14)	6,320
Cumulative translation adjustment	4,608	223	(2,464)	206	(204)	(2,019)	(182)	(1)	(275)	(108)
Use of tax credits - REFIS and PRORELIT	−	−	−	−	−	(521)	−	−	−	(521)
Others	−	(104)	100	6	(1)	23	3	−	48	75
Balance at December 31, 2015	(10,323)	1,291	8,348	(350)	792	5,215	353	−	458	5,784

Deferred tax assets										1,006
Deferred tax liabilities										(3,031)
Balance at December 31, 2014										(2,025)

Deferred tax assets										6,016
Deferred tax liabilities										(232)
Balance at December 31, 2015										5,784
(*) Relates, primarily, to disposal of interests in investees or mergers.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Timing of reversal of  deferred income taxes

Deferred tax assets were recognized based on projections of taxable profit in future periods supported by the Company’s 2015-2019 Business and Management Plan (BMP). The main goals and objectives outlined in its business plan include business restructuring, a divestment plan, demobilization of assets and reducing operating expenses.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reserved and expected taxable events occur, based on its 2015-2019 Business and Management Plan.

The estimated schedule of recovery/reversal of net deferred tax assets (liabilities) recoverable (payable) as of December 31, 2015 is set out in the following table:

	Deferred income tax
	Assets	Liabilities
2016	1,310	21
2017	415	19
2018	124	26
2019	989	33
2020	689	26
2021	1,993	27
2022 and thereafter	496	80
Recognized deferred tax credits	6,016	232
Brazil	1,002	−
Abroad	2,437	−
Unrecognized deferred tax credits	3,439	−
Total	9,455	232

Unrecognized deferred tax credits in Brazil in amount of US$ 1,002 comprise unused tax losses of subsidiaries without maturity which taxable profits are unexpected to be available against them in the future.

At December 31, 2015, the Company had tax loss carryforwards arising from offshore subsidiaries, for which no deferred tax assets had been recognized. These tax losses totaling US$ 2,437 (US$ 3,200 as of December 31, 2014) arose from net operating losses, mainly from oil and gas exploration and production and refining activities in the United States of US$ 2,002 (US$ 1,833 as of December 31, 2014), as well as Spanish companies in the amount of US$ 435 (US$ 485 as of December 31, 2014). In 2014 the Company had tax loss carryforwards from Dutch companies in amount of US$ 882 which were fully utilized in 2015, thereby utilizing all available tax credits in that jurisdiction.

An aging of the unrecognized tax carryforwards, from companies abroad, classified by lapse of the applicable statute of limitations is set out below:

Lapse of Statute of Limitations	Unrecognized deferred tax credits
2020	39
2021	138
2022	62
2023	58
2024	75
2025	6
2026	113
2027	130
2028	157
2029	198
2030 and thereafter	1,461
Total	2,437

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.7.   Reconciliation between statutory tax rate and tax expense

A reconciliation between income tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the following table:

	2015	2014	2013
Income (loss) before income taxes	(9,748)	(8,824)	13,410
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	3,314	3,000	(4,558)
Adjustments to arrive at the effective tax rate:
· Tax benefits from the deduction of interest on capital distribution	(1)	66	1,306
· Different jurisdictional tax rates for companies abroad	(251)	559	644
. Brazilian income taxes on income of companies incorporated outside Brazil (note 21.5)	(751)	−	57
· Tax incentives	11	26	(1)
· Tax loss carryforwards (unrecognized tax losses)	(554)	(1,289)	−
· Write-off - overpayments incorrectly capitalized (note 3)	−	(907)	−
· Non taxable income (deductible expenses), net (*)	(658)	(338)	(198)
· Tax credits from offshore companies in the exploration stage	−	(1)	(2)
· Others	27	205	174
Income taxes benefit (expense)	1,137	1,321	(2,578)

Deferred income taxes	2,043	3,045	(402)
Current income taxes	(906)	(1,724)	(2,176)
	1,137	1,321	(2,578)

Effective tax rate	11.7%	15.0%	19.2%

(*) Includes the principal portion of the IOF tax contingency, as set out in note 21.2 (only the interest and inflation indexation portions are deductible) and share of earnings in equity-accounted investees.

22.        Employee benefits (Post-Employment)

	2015	2014
Liabilities
Petros Pension Plan	5,938	7,874
Petros 2 Pension Plan	71	287
AMS Medical Plan	6,753	9,019
Other plans	88	107
	12,850	17,287
Current	655	796
Non-current	12,195	16,491
	12,850	17,287

22.1.   Petros Plan and Petros 2 Plan

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros), which was established by Petrobras as a nonprofit legal entity governed by private law with administrative and financial autonomy.

a)             Petros Plan - Fundação Petrobras de Seguridade Social

The Petros Plan was established by Petrobras in July 1970 as a defined-benefit pension plan and currently provides post-retirement benefits for employees of Petrobras and Petrobras Distribuidora S.A., in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros performs an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Petros’ financial statements for 2015 will be presented to the Superintendência de Previdência Complementar – PREVIC (Superintendency of Post-retirement Benefits) by July 31, 2016 and in the event of a deficit higher than the ceiling amount established by the Resolution 22/2015, the Pension Plan will be require to initiate a deficit equating planning in 60 calendar days, beginning on the date of Executive Council approval. Accordingly, participants of the plan and their employers (sponsors) will be called to cover this deficit, pursuant to Brazilian Law (Constitutional Amendment 20/1998 and Complementary Law 109/2001), based on their respective proportions of regular contributions.

The aforementioned ceiling amount is determined by the following formula:  1% (duration of liabilities deducted by 4 years) x (total actuarial obligation).

As of December 31, 2015, the balance of the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 is US$ 3,036. The TCF is a financial commitment agreement to cover obligations with the pension plan, which amounts are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. The Company has provided crude oil and oil products pledged as security for the TFC totaling to US$ 1,719 which are been reviewed.

The employers' expected contributions to the plan for 2016 are US$ 180 and interest payments on TCF US$ 188.

The duration of the actuarial liability related to the plan, as of December 31, 2015 is 10.06 years.

b)            Petros 2 Plan - Fundação Petrobras de Seguridade Social

Petros 2 Plan was established in July 2007 by Petrobras and certain subsidiaries as a variable contribution plan recognizing past service costs for contributions for the period from August 2002 to August 29, 2007. The Petros 2 Plan currently provides post-retirement benefits for employees of Petrobras, Petrobras Distribuidora S.A., Stratura Asfaltos, Termobahia, Termomacaé, Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. – TBG, Petrobras Transporte S.A. – Transpetro and Petrobras Biocombustível. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of the Petros 2 Plan have defined benefit characteristics, primarily the coverage of disability and death risks and the guarantee of minimum defined benefit and lifetime income. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are accrued monthly in the statement of income and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were US$ 222 in 2015.

The defined benefit portion of the contributions was suspended from July 1, 2012 to June 30, 2015, as determined by the Executive Council of Petros, based on advice of the actuarial consultants from Petros. Therefore, the entire contributions are being appropriated to the individual accounts of plan participants.

For 2016 the employers' expected contributions to the defined contribution portion of the plan are US$ 259.

The duration of the actuarial liability related to the plan, as of December 31, 2015 is 29.58 years.

22.2.   Other plans

The Company also sponsors other pension and health care plans of certain of its Brazilian and international subsidiaries, including plans with defined benefit characteristics abroad, for subsidiaries in Argentina, Japan and other countries. Most of these plans are funded and their assets are held in trusts, foundations or similar entities governed by local regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.3.   Pension Plans assets

Pension plans assets follow a long term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros establishes investment policies for 5-year periods, reviewed annually. Petros uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

Portfolio allocation limits for the period between 2016 and 2020 for the Petros Plan of the Petrobras Group are 30% to 90% in fixed-income securities, 6% to 45% in variable-income securities, 2% to 8% in real estate, 0% to 15% in loans to participants, 0% to 10% in structured finance projects and up to 0% in variable-income securities abroad. Allocation limits for Petros 2 Plan for the same period are: 60% to 90% in fixed-income securities, 0% to 20% in variable-income securities, 0% to 5% in real estate, 0% to 15% in loans to participants, 0% to 8% in structured finance projects and 0% in variable-income securities abroad.

The pension plan assets by type of asset are set out following:

	2015				2014
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Fixed income	4,362	1,089	5,451	43%	7,715	38%
Corporate bonds	−	159	159		374
Government bonds	4,362	−	4,362		5,881
Other investments	−	930	930		1,460
Variable income	4,309	169	4,478	36%	8,684	44%
Common and preferred shares	4,309	−	4,309		8,323
Other investments	−	169	169		361
Structured investments	−	978	978	8%	1,601	7%
Private equity funds	−	894	894		1,427
Venture capital funds	−	9	9		20
Real estate Funds	−	75	75		154
Real estate properties	−	1,075	1,075	9%	1,436	7%
	8,671	3,311	11,982	96%	19,436	96%
Loans to participants			531	4%	715	4%
			12,513	100%	20,151	100%

As of December 31, 2015, the investment portfolio included Petrobras’ common and preferred shares in the amount of US$ 66 and US$ 57, respectively, and Petros’ real estate properties leased by the Company in the amount of US$ 134.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

22.4.   Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras, Petrobras Distribuidora S.A., Petrobras Transporte S.A. – Transpetro, Petrobras Biocombustível and Transportador Brasileira Gasoduto Brasil-Bolívia - TBG operate a medical benefit plan for their employees in Brazil (active and retired) and their dependents: the AMS health care plan. The plan is managed by the Company based on a self-supporting benefit assumption and includes health prevention and health care programs. The plan is mainly exposed to the risk of an increase in medical costs due to new technologies, new types of coverage and to a higher level of usage of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to hedge such risks.

The employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of the other procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary and age levels. The plan also includes assistance towards the purchase of certain medicines in registered drugstores throughout Brazil. There are no health care plan assets. Benefits are paid and recognized by the Company based on the costs incurred by the participants.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The duration of the actuarial liability related to this health care plan, as of December 31, 2015 is 21.54 years.

22.5.   Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

Aggregate information is presented for other plans, whose total assets and liabilities are not material.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Changes in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2015
	Pension plan		Medical Plan	Other plans	Total
	Petros	Petros 2	AMS
Changes in the present value of obligations
Obligations at the beginning of the year	27,709	543	9,019	167	37,438
Interest expense:	2,847	56	933	19	3,855
Term of financial commitment (TFC)	454	−	−	−	454
Actuarial	2,393	56	933	19	3,401
Current service cost	77	35	58	12	182
Contributions paid by participants	102	−	−	−	102
Benefits paid	(1,213)	(5)	(347)	(4)	(1,569)
Remeasurement: Experience (gains) / losses	(521)	4	(764)	(4)	(1,285)
Remeasurement: (gains) / losses - demographic assumptions	(46)	(49)	3	(1)	(93)
Remeasurement: (gains) / losses - financial assumptions	(2,025)	(95)	853	(7)	(1,274)
Others	−	−	−	23	23
Cumulative Translation Adjustment	(8,760)	(192)	(3,002)	(62)	(12,016)
Obligations at the end of the year	18,170	297	6,753	143	25,363

Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	19,835	256	−	60	20,151
Interest income	2,046	27	−	4	2,077
Contributions paid by the sponsor (Company)	193	−	349	7	549
Contributions paid by participants	102	−	−	−	102
Term of financial commitment (TFC) paid by the Company	165	−	−	−	165
Benefits Paid	(1,213)	(5)	(347)	(4)	(1,569)
Remeasurement: Return on plan assets due to lower interest income	(2,744)	40	−	(1)	(2,705)
Others	−	−	−	13	13
Cumulative Translation Adjustment	(6,151)	(92)	(2)	(25)	(6,270)
Fair value of plan assets at the end of the year	12,233	226	−	54	12,513
Amounts recognized in the Statement of Financial Position
Present value of obligations	18,170	297	6,753	143	25,363
( -) Fair value of plan assets	(12,233)	(226)	−	(54)	(12,513)
Net actuarial liability as of December 31,	5,937	71	6,753	89	12,850
Changes in the net actuarial liability
Balance as of January 1,	7,874	287	9,019	107	17,287
Remeasurement effects recognized in other comprehensive income	152	(180)	92	(11)	53
Costs incurred in the period	878	64	991	27	1,960
Contributions paid	(193)	−	(349)	(7)	(549)
Payments related to Term of financial commitment (TFC)	(165)	−	−	−	(165)
Others	−	−	−	10	10
Cumulative Translation Adjustment	(2,609)	(100)	(3,000)	(37)	(5,746)
Balance as of December 31,	5,937	71	6,753	89	12,850

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	2014
	Pension plan		Medical Plan	Other plans	Total
	Petros	Petros 2	AMS
Changes in the present value of obligations
Obligations at the beginning of the year	27,804	354	6,999	151	35,308
Interest expense:	3,599	45	969	17	4,630
Term of financial commitment (TFC)	441	−	−	−	441
Actuarial	3,158	45	969	17	4,189
Current service cost	58	33	176	11	278
Contributions paid by participants	164	−	−	−	164
Benefits paid	(1,236)	(10)	(395)	(6)	(1,647)
Remeasurement: Experience (gains) / losses	1,114	158	(350)	7	929
Remeasurement: (gains) / losses - demographic assumptions	(2,022)	(55)	(757)	(6)	(2,840)
Remeasurement: (gains) / losses - financial assumptions	1,966	77	3,645	5	5,693
Others	−	−	−	7	7
Cumulative Translation Adjustment	(3,738)	(59)	(1,268)	(19)	(5,084)
Obligations at the end of the year	27,709	543	9,019	167	37,438

Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	22,462	233	−	40	22,735
Interest income	2,863	29	−	4	2,896
Contributions paid by the sponsor (Company)	245	−	396	7	648
Contributions paid by participants	164	−	−	−	164
Term of financial commitment (TFC) paid by the Company	203	−	−	−	203
Benefits Paid	(1,236)	(10)	(395)	(6)	(1,647)
Remeasurement: Return on plan assets due to lower interest income	(2,206)	37	−	4	(2,165)
Others	(1)	−	−	20	19
Cumulative Translation Adjustment	(2,659)	(33)	(1)	(9)	(2,702)
Fair value of plan assets at the end of the year	19,835	256	−	60	20,151
Amounts recognized in the Statement of Financial Position
Present value of obligations	27,709	543	9,019	167	37,438
( -) Fair value of plan assets	(19,835)	(256)	−	(60)	(20,151)
Net actuarial liability as of December 31,	7,874	287	9,019	107	17,287
Changes in the net actuarial liability
Balance as of January 1,	5,342	121	6,999	111	12,573
Remeasurement effects recognized in other comprehensive income	3,264	143	2,538	2	5,947
Costs incurred in the period	794	49	1,155	24	2,022
Contributions paid	(245)	−	(396)	(7)	(648)
Payments related to Term of financial commitment (TFC)	(203)	−	−	−	(203)
Others	1	−	−	(13)	(12)
Cumulative Translation Adjustment	(1,079)	(26)	(1,277)	(10)	(2,392)
Balance as of December 31,	7,874	287	9,019	107	17,287

b)            Defined benefit costs

	2015
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Service cost	77	35	58	12	182
Interest on net liabilities (assets)	801	29	933	15	1,778
Others	−	−	−	−	−
Net expenses for the year	878	64	991	27	1,960
Related to active employees:
Included in the cost of sales	258	33	204	2	497
Operating expenses in statement of income	133	27	128	24	312
Related to retirees	487	4	659	1	1,151
Net expenses for the year	878	64	991	27	1,960

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	2014
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Service cost	58	33	176	11	278
Interest on net liabilities (assets)	736	16	969	13	1,734
Others	−	−	10	−	10
Net expenses for the year	794	49	1,155	24	2,022
Related to active employees:
Included in the cost of sales	255	26	347	(1)	627
Operating expenses in statement of income	140	22	179	24	365
Related to retirees	399	1	629	1	1,030
Net expenses for the year	794	49	1,155	24	2,022

	2013
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Service cost	484	145	192	10	831
Interest on net liabilities (assets)	912	51	735	16	1,714
Others	−	22	−	(1)	21
Net expenses for the year	1,396	218	927	25	2,566
Related to active employees:
Included in the cost of sales	597	119	267	3	986
Operating expenses in statement of income	355	94	211	20	680
Related to retirees	444	5	449	2	900
Net expenses for the year	1,396	218	927	25	2,566

c)             Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Discount Rate				Medical Cost
	Pension Benefits		Medical Benefits		Medical Benefits
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps
Pension Obligation	(1,493)	1,777	(722)	877	901	(755)
Current Service cost and interest cost	(78)	94	(61)	72	158	(131)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

d)            Significant actuarial assumptions

Assumptions	2015	2014
Discount rate - (real rate)	7.33% (1) / 7.28% (2) / 7.32% (3)	6.14% (1) / 6.20% (2) / 6.15% (3)
Expected Inflation (Brazilian price index - IPCA)	6.87% (1) (2) (3) (4)	6.50% (1) (2) (3) (4)
Nominal discount rate (real rate + inflation)	14.70% (1) / 14.65% (2) / 14.69% (3)	13.04% (1) / 13.10% (2) / 13.05 (3)
Expected salary growth - real rate	1.48% (1) / 2.79% (2)	1.761% (1) / 3.77% (2)
Expected salary growth - nominal (real rate + Inflation)	8.45% (1) / 9.85% (2)	8.37% (1) / 10.52% (2)
Medical plan turnover	0.753% p.a (5)	0.642% p.a (5)
Pension plan turnover	Null	Null
Expected changes in medical and hospital costs	14.92% to 3.70% p.a (6)	14.47% to 3.00% p.a (6)
Mortality table	EX-PETROS 2013 (both genders) (1) (3) AT-2000 female, smoothed in a 10% coefficient (2)	EX-PETROS 2013 (both genders) (1) (3) AT-2000 female, smoothed in a 10% coefficient (2)
Disability table	TASA 1927 (1) / Álvaro Vindas (2)	TASA 1927 (1) (3) / Álvaro Vindas (2)
Mortality table for disabled participants	AT-49 male, amplified in a 10% coefficient (1) (3) IAPB 1957 (2)	AT-49 male, amplified in a 10% coefficient (1) (3) IAPB 1957 (2)
Age of retirement	Male, 57 years / Female, 56 years (7)	Male, 57 years / Female, 56 years (7)

(1) Petros Plan for Petrobras Group.
(2) Petros 2 Plan.
(3) AMS Plan.
(4) Inflation reflects market projections: 6.87% for 2016 and converging to 3.70% in 2025 torwards.
(5) Average turnover (only of Petrobras, the sponsor) according to age and employment term.
(6) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.
(7) Except for Petros 2 Plan, for which it was used the eligibility as the rules of Regime Geral de Previdência Social (RGPS) and the rules of the Plan.

e)             Expected maturity analysis of pension and medical benefits

	2015
	Pension Plan		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Up to 1 Year	1,282	15	286	2	1,585
1 To 2 Years	1,237	15	294	2	1,548
2 To 3 Years	1,195	15	304	2	1,516
3 To 4 Years	1,150	15	313	2	1,480
Over 4 Years	13,306	237	5,556	135	19,234
	18,170	297	6,753	143	25,363

22.6.   Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors other defined contribution pension plans for employees. Contributions paid of US$ 6 in 2015 were recognized in the statement of income.

22.7.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regime, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management (maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed - excluding NGL - in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees.

Pursuant to the amended rules, in the event the Company records a net loss for the period, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee, when the annual goals are achieved.

Profit sharing benefits

In 2014, the annual goals of the six corporate indicators were achieved and, despite the loss for the year, the Company recognized a profit sharing expense of US$ 444 pursuant to the amended rules.

In 2015, the Company recorded a loss for the year and the annual goals were not achieved, mainly lifting cost excluding production taxes and feedstock processed. Therefore, no provision for profit sharing benefits has been recognized in 2015.

22.8.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

On March 31, 2014, the Company recognized in other expenses in the statement of income a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

From November 30, 2015 to December 18, 2015, the Company re-opened the plan for eligible employees, achieving 374 additional enrollees

On October 13, 2015, the Petrobras Distribuidora S.A., launched a Voluntary Separation Incentive Plan (PIDV), aligning the expectations of the employees. The enrollment period ended on December 30, 2015 at which time 345 employees had enrolled. On December 31,2015, the Petrobras Distribuidora S.A. recognized the estimated disbursement of financial incentives of US$24.

As of December 31, 2015, 6,554 separations and 249 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out as follows:

Balance as of December 31, 2014	390
Revision of provision	91
Separations in the period	(210)
New enrolments PIDV BR 2015	24
Cumulative translation adjustment	(96)
Balance as of December 31, 2015	199
Current	155
Non-current	44

(*) Includes cancellation of requests for voluntary separation, compensation increases and inflation indexation charges of the floor and cap amounts.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

23.        Shareholders’ equity

23.1.   Share capital (net of share issuance costs)

As of December 31, 2015 subscribed and fully paid share capital was US$ 107,380 and share issuance costs were US$ 279, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

23.2.   Capital transactions

a)             Incremental costs directly attributable to the issue of new shares

Includes any transaction costs directly attributable to the issue of new shares, net of taxes.

b)            Change in interest in subsidiaries

Includes any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. The main changes in interest in subsidiaries are set out in note 11.

23.3.   Profit reserves

Legal reserve – represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

Statutory reserve – is appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

Tax incentives reserve – government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

The Company recorded a loss in 2015 and 2014, therefore, the effect of the tax incentives in the north and northeast regions of Brazil from Superintendências de Desenvolvimento do Nordeste (SUDENE) and Superintendências de Desenvolvimento da Amazônia (SUDAM) were not allocated to the tax incentives reserve. However, the impact of tax incentives will be allocated to the tax incentives reserve in future periods, pursuant to Chapter I of Law 12,973/14.

The accumulated amount of tax incentives recognized in the statements of income for the years 2014 and 2015, to be allocated to the tax incentives reserve, is US$15 (US$ 7.5 for each year).

Profit retention reserve –includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

The accumulated deficit balance of US$ 8,446 as of December 31, 2015 will be allocated to the profit retention reserve.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

23.4.   Other comprehensive income

In 2015 the Company recognized the following charges mainly as a result of the significant depreciation of the Brazilian Real against the U.S. dollar:

-       Cumulative translation adjustment of US$ 29,248; and

-       Foreign exchange variation losses of US$ 19,075 (US$ 12,589 after taxes) recognized directly in the Company's shareholders' equity in 2015 as a result of its cash flow hedge accounting policy. The cumulative balance of foreign exchange variation losses as of December 31, 2015 is US$ 30,739 (US$ 20,288 after taxes), as set out in note 33.

-       Share of other comprehensive income (losses) in equity-accounted investments in the amount of US$ 861.

23.5.   Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law.

To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value, or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings.

Due to the loss recorded in 2015 and 2014, the Board of Directors did not propose dividend distributions for those years.

23.6.   Earnings per Share

	2015	2014	2013

Net income (loss) attributable to shareholders of Petrobras	(8,450)	(7,367)	11,094
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	(0.65)	(0.56)	0.85

24.        Sales revenues

	2015	2014	2013
Gross sales	121,490	174,031	172,016
Sales taxes	(24,176)	(30,374)	(30,554)
Sales revenues (*)	97,314	143,657	141,462
Diesel	30,532	42,586	41,435
Automotive gasoline	16,320	23,702	23,470
Jet fuel	3,325	4,357	3,464
Liquefied petroleum gas	2,881	5,622	5,885
Naphtha	2,594	3,729	3,960
Fuel oil (including bunker fuel)	2,297	5,562	5,553
Other oil products	3,468	5,771	5,760
Subtotal oil products	61,417	91,329	89,527
Natural gas	5,894	8,035	7,376
Ethanol, nitrogen products and renewables	3,868	3,862	4,868
Electricity, services and others	4,850	8,384	4,693
Total domestic market	76,029	111,610	106,464
Exports	9,692	13,930	15,172
Sales Abroad(**)	11,593	18,117	19,826
Foreing market	21,285	32,047	34,998
Sales revenues (*)	97,314	143,657	141,462

(*) Analysis of sales revenues by business segment is set out in note 29.
(**) Sales revenues from operations outside of Brazil, other than exports.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

25.        Other expenses, net

	2015	2014	2013
Legal, administrative and arbitration proceedings	(1,569)	(194)	(269)
Unscheduled stoppages and pre-operating expenses	(1,239)	(1,089)	(923)
Pension and medical benefits - retirees	(1,151)	(1,030)	(900)
Gains / (losses) on disposal/write-offs of assets	(478)	(213)	1,764
Institutional relations and cultural projects	(428)	(743)	(821)
Losses on fines (*)	(374)	(182)	−
E&P areas returned and cancelled projects	(280)	(268)	(19)
Gains / (losses) on decommissioning of returned/abandoned areas	(144)	(443)	58
Voluntary Separation Incentive Plan - PIDV	(115)	(1,035)	−
Health, safety and environment	(95)	(143)	(225)
Expenditure on the provision of evictions	(39)	−	−
Collective bargaining agreement	−	(440)	(419)
Government grants	17	61	181
Amounts recovered – “overpayments incorrectly capitalized”	72	−	−
Reimbursements from E&P partnership operations	530	360	241
Others	(52)	66	219
	(5,345)	(5,293)	(1,113)
(*) Amount disclosed as other in 2014.

26.        Costs and Expenses by nature

	2015	2014	2013
Raw material / products for resale	(29,110)	(58,539)	(60,068)
Materials, freight, rent, third-party services and other related costs	(20,808)	(23,847)	(23,202)
Impairment	(12,299)	(16,823)	(544)
Depreciation, depletion and amortization	(11,591)	(13,023)	(13,188)
Employee compensation	(9,079)	(13,215)	(12,769)
Production taxes	(6,064)	(13,500)	(14,498)
Other taxes	(2,796)	(760)	(780)
(Losses) /Gains on legal, administrative and arbitration proceedings	(1,569)	(194)	(269)
Exploration expenditures written off (incl. dry wells and signature bonuses)	(1,441)	(2,178)	(1,892)
Unscheduled stoppages and pre-operating expenses	(1,239)	(1,089)	(923)
Allowance for impairment of trade receivables	(941)	(2,378)	(73)
Gains / (losses) on disposal/write-offs of assets	(478)	(213)	1,764
Institutional relations and cultural projects	(428)	(743)	(821)
E&P areas returned and cancelled projects	(280)	(268)	(19)
Changes in inventories	(155)	(1,181)	1,681
Gains / (losses) on decommissioning of returned/abandoned areas	(143)	(443)	58
Health, safety and environment	(95)	(143)	(225)
Amounts recovered – “overpayments incorrectly capitalized”	72	−	−
Write-off - overpayments incorrectly capitalized	−	(2,527)	−
	(98,444)	(151,064)	(125,768)
In the Statement of income
Cost of sales	(67,485)	(109,477)	(108,834)
Selling expenses	(4,627)	(6,827)	(4,904)
General and administrative expenses	(3,351)	(4,756)	(4,982)
Exploration costs	(1,911)	(3,058)	(2,959)
Research and development expenses	(630)	(1,099)	(1,132)
Impairment	(12,299)	(16,823)	(544)
Other taxes	(2,796)	(760)	(780)
Write-off - overpayments incorrectly capitalized	−	(2,527)	−
Other expenses, net	(5,345)	(5,293)	(1,113)
Profit sharing	−	(444)	(520)
	(98,444)	(151,064)	(125,768)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.        Net finance income (expense)

	2015	2014	2013
Debt interest and charges	(6,858)	(6,734)	(5,491)
Foreign exchange gains/(losses) and inflation indexation charges on debt (*)	(3,834)	(561)	(1,603)
Income from investments and marketable securities	693	1,007	1,278
Financial result on net debt	(9,999)	(6,288)	(5,816)
Capitalized borrowing costs	1,773	3,600	3,921
Gains (losses) on derivatives, net	256	337	(181)
Interest income from marketable securities	25	(39)	(95)
Other foreign exchange gains/(losses) and indexation charges, net	394	914	(300)
Other finance expense and income, net (**)	(890)	(159)	(320)
Finance income (expenses), net	(8,441)	(1,635)	(2,791)
Income	1,412	1,949	1,815
Expenses	(6,437)	(3,923)	(2,673)
Foreign exchange gains/ (losses) and inflation indexation charges, net	(3,416)	339	(1,933)
	(8,441)	(1,635)	(2,791)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) In 2015, includes US$ 834 of finance expense related to the tax amnesty program (REFIS and State Tax) and PRORELIT, as set out note 21 .

28.        Supplemental information on statement of cash flows

	2015	2014	2013
Additional information on cash flows:
Amounts paid/received during the year:
Income taxes paid	567	853	1,446
Withholding income tax paid on behalf of third-parties	1,034	1,852	1,954

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	171	123	209
Recognition (reversal) of provision for decommissioning costs	4,145	1,999	(629)
Use of deferred tax and judicial deposit for the payment of contingency	946	147	−

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

29.        Segment Information

As a result of changes in the Company’s internal organization in 2015, the international department was extinguished and the composition of the business segments was changed to reflect the allocation of the international activities to E&P, RT&M, Gas & Power and Distribution, according to the nature of those activities.

For comparative purposes, consolidated assets as of December 31, 2014 and consolidated statement of income for the years 2014 and 2013 are presented based on the Company’s current business model.

Consolidated assets by Business Area - 12.31.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	3,639	9,027	2,663	45	2,299	28,866	(3,111)	43,428
Non-current assets	120,157	36,465	16,806	437	2,972	10,589	(333)	187,093
Long-term receivables	6,467	2,384	1,358	3	859	8,398	(292)	19,177
Investments	1,807	879	456	343	34	8	−	3,527
Property, plant and equipment	109,724	33,032	14,674	91	1,868	1,949	(41)	161,297
Operating assets	79,585	28,803	12,193	81	1,581	1,485	(41)	123,687
Under construction	30,139	4,229	2,481	10	287	464	−	37,610
Intangible assets	2,159	170	318	−	211	234	−	3,092
Total Assets	123,796	45,492	19,469	482	5,271	39,455	(3,444)	230,521

Consolidated assets by Business Area - 12.31.2014

Current assets	6,725	15,491	4,184	65	3,886	24,205	(3,724)	50,832
Non-current assets	154,412	55,986	24,655	1,044	4,274	9,406	(1,922)	247,855
Long-term receivables	8,325	3,617	1,423	3	1,261	6,093	(1,859)	18,863
Investments	2,270	1,836	624	836	42	145	−	5,753
Property, plant and equipment	140,582	50,273	22,237	205	2,685	2,811	(63)	218,730
Operating assets	102,136	41,379	17,973	189	2,056	2,117	(63)	165,787
Under construction	38,446	8,894	4,264	16	629	694	−	52,943
Intangible assets	3,235	260	371	−	286	357	−	4,509
Total Assets	161,137	71,477	28,839	1,109	8,160	33,611	(5,646)	298,687

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area (*)
	Jan-Dec/2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	35,680	74,321	13,145	229	33,406	−	(59,467)	97,314
Intersegments	31,920	1,221	1,981	−	−	−	(35,122)	−
Third parties	3,760	73,100	11,164	229	33,406	−	(24,345)	97,314
Cost of sales	(25,171)	(60,384)	(10,539)	(252)	(30,849)	−	59,710	(67,485)
Gross profit (loss)	10,509	13,937	2,606	(23)	2,557	−	243	29,829
Income (expenses)	(13,883)	(5,834)	(2,211)	(95)	(2,785)	(6,363)	212	(30,959)
Selling, general and administrative	(643)	(2,437)	(747)	(31)	(2,401)	(1,933)	214	(7,978)
Exploration costs	(1,911)	−	−	−	−	−	−	(1,911)
Research and development	(172)	(117)	(53)	(9)	(1)	(278)	−	(630)
Other taxes	(160)	(709)	(412)	(2)	(69)	(1,444)	−	(2,796)
Impairment of assets	(9,830)	(1,664)	(683)	(46)	(76)	−	−	(12,299)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−
Other expenses, net	(1,167)	(907)	(316)	(7)	(238)	(2,708)	(2)	(5,345)
Income / (loss) before financial results, profit sharing and income taxes	(3,374)	8,103	395	(118)	(228)	(6,363)	455	(1,130)
Net finance income (expense)	−	−	−	−	−	(8,441)	−	(8,441)
Share of earnings in equity-accounted investments	(309)	356	123	(199)	9	(157)	−	(177)
Profit sharing	−	−	−	−	−	−	−	−
Income / (loss) before income taxes	(3,683)	8,459	518	(317)	(219)	(14,961)	455	(9,748)
Income taxes	1,200	(2,746)	(132)	41	78	2,851	(155)	1,137
Net income (loss)	(2,483)	5,713	386	(276)	(141)	(12,110)	300	(8,611)
Net income attributable to:
Shareholders of Petrobras	(2,480)	5,727	237	(276)	(142)	(11,816)	300	(8,450)
Non-controlling interests	(3)	(14)	149	−	1	(294)	−	(161)

	(2,483)	5,713	386	(276)	(141)	(12,110)	300	(8,611)

(*) A list of the Company's investees by business segment is set out in note 11.1 of the Company's annual financial statements for the year ended December 31, 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Dec/2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	68,611	114,431	18,373	266	46,893	−	(104,917)	143,657
Intersegments	66,336	35,484	1,730	238	1,129	−	(104,917)	−
Third parties	2,275	78,947	16,643	28	45,764	−	−	143,657
Cost of sales	(37,220)	(118,350)	(15,698)	(311)	(43,262)	−	105,364	(109,477)
Gross profit (loss)	31,391	(3,919)	2,675	(45)	3,631	−	447	34,180
Income (expenses)	(9,305)	(19,614)	(3,332)	(67)	(2,750)	(6,300)	225	(41,143)
Selling, general and administrative	(624)	(2,866)	(2,571)	(50)	(2,555)	(3,146)	229	(11,583)
Exploration costs	(3,058)	−	−	−	−	−	−	(3,058)
Research and development	(549)	(192)	(85)	(15)	(1)	(257)	−	(1,099)
Other taxes	(74)	(118)	(136)	−	(33)	(399)	−	(760)
Impairment of assets	(3,800)	(12,912)	(111)	−	−	−	−	(16,823)
Write-off - overpayments incorrectly capitalized	(806)	(1,403)	(266)	−	(11)	(41)	−	(2,527)
Other expenses, net	(394)	(2,123)	(163)	(2)	(150)	(2,457)	(4)	(5,293)
Income / (loss) before financial results, profit sharing and income taxes	22,086	(23,533)	(657)	(112)	881	(6,300)	672	(6,963)
Net finance income (expense)	−	−	−	−	−	(1,635)	−	(1,635)
Share of earnings in equity-accounted investments	(80)	132	211	(53)	5	3	−	218
Profit sharing	(156)	(126)	(20)	(1)	(26)	(115)	−	(444)
Income / (loss) before income taxes	21,850	(23,527)	(466)	(166)	860	(8,047)	672	(8,824)
Income taxes	(7,674)	7,758	139	39	(295)	1,582	(228)	1,321
Net income (loss)	14,176	(15,769)	(327)	(127)	565	(6,465)	444	(7,503)
Net income attributable to:
Shareholders of Petrobras	14,151	(15,761)	(347)	(127)	565	(6,292)	444	(7,367)
Non-controlling interests	25	(8)	20	−	−	(173)	−	(136)

	14,176	(15,769)	(327)	(127)	565	(6,465)	444	(7,503)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Dec/2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	72,345	114,331	14,572	388	45,244	−	(105,418)	141,462
Intersegments	69,473	33,393	1,228	324	1,000	−	(105,418)	−
Third parties	2,872	80,938	13,344	64	44,244	−	−	141,462
Cost of sales	(36,951)	(122,624)	(12,614)	(464)	(41,419)	−	105,238	(108,834)
Gross profit (loss)	35,394	(8,293)	1,958	(76)	3,825	−	(180)	32,628
Income (expenses)	(3,559)	(4,060)	(1,192)	(69)	(2,388)	(5,242)	96	(16,414)
Selling, general and administrative	(610)	(3,259)	(1,104)	(55)	(2,379)	(2,642)	163	(9,886)
Exploration costs	(2,959)	−	−	−	−	−	−	(2,959)
Research and development	(522)	(242)	(58)	(16)	(2)	(292)	−	(1,132)
Other taxes	(283)	(190)	(93)	(1)	(37)	(176)	−	(780)
Impairment of assets	(545)	−	−	−	1	−	−	(544)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−
Other expenses, net	1,360	(369)	63	3	29	(2,132)	(67)	(1,113)
Income / (loss) before financial results, profit sharing and income taxes	31,835	(12,353)	766	(145)	1,437	(5,242)	(84)	16,214
Net finance income (expense)	−	−	−	−	−	(2,791)	−	(2,791)
Share of earnings in equity-accounted investments	167	82	247	(20)	4	27	−	507
Profit sharing	(190)	(142)	(22)	(1)	(30)	(135)	−	(520)
Income / (loss) before income taxes	31,812	(12,413)	991	(166)	1,411	(8,141)	(84)	13,410
Income taxes	(10,762)	4,248	(253)	51	(479)	4,587	30	(2,578)
Net income (loss)	21,050	(8,165)	738	(115)	932	(3,554)	(54)	10,832
Net income attributable to:
Shareholders of Petrobras	21,009	(8,157)	678	(115)	931	(3,198)	(54)	11,094
Non-controlling interests	41	(8)	60	−	1	(356)	−	(262)

	21,050	(8,165)	738	(115)	932	(3,554)	(54)	10,832

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement - breakdown of activities abroad 2015
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution

Total assets	8,114	1,398	404	783

Statement of income
Sales revenues	1,863	4,613	550	4,139
Intersegments	972	1,980	33	2
Third parties	891	2,633	517	4,137
Income before financial results, profit sharing and income taxes	(632)	(57)	71	79
Net income (loss) attributable to shareholders of Petrobras	(854)	(48)	104	69

Consolidated Statement - breakdown of activities abroad 2014

	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution

Total assets	9,623	1,861	472	940

Statement of income
Sales revenues	3,001	7,406	489	5,166
Intersegments	1,235	1,528	33	1
Third parties	1,766	5,878	456	5,165
Income before financial results, profit sharing and income taxes	114	(557)	72	97
Net income (loss) attributable to shareholders of Petrobras	(457)	(479)	90	82

Consolidated Statement - breakdown of activities abroad 2013

	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution

Total assets	13,656	2,652	602	1,085

Statement of income
Sales revenues	4,324	44,810	2,670	5,223
Intersegments	2,573	24,679	1,764	7
Third parties	1,751	20,131	906	5,216
Income before financial results, profit sharing and income taxes	2,037	528	26	106
Net income (loss) attributable to shareholders of Petrobras	1,665	293	193	93

30.        Provisions for legal proceedings

30.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings  mainly comprised :

-       Labor claims, in particular a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated and lawsuits concerning remunerated weekly rest;

-       Tax claims including claims related to alleged failure to pay VAT (ICMS) tax on jet fuel sales and to Brazilian federal tax credits applied that were disallowed;

-       Civil claims related to losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party, failure to pay royalties on oil shale extraction; and

-       Environmental claims regarding  fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Provisions for legal proceedings are set out below:

	12.31.2015	12.31.2014
Non-current liabilities
Labor claims	851	717
Tax claims	791	104
Civil claims	530	666
Environmental claims	72	40
Other claims	3	13
	2,247	1,540

	12.31.2015	12.31.2014
Opening Balance	1,540	1,246
Additions	1,490	766
Use of provision	(272)	(314)
Accruals and charges	100	66
Others	(13)	(8)
Cumulative translation adjustment	(598)	(216)
Closing Balance	2,247	1,540

30.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	12.31.2015	12.31.2014
Tax	1,044	663
Civil	690	928
Labor	684	1,006
Environmental	78	80
Others	3	5
	2,499	2,682

30.3.   Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or when a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in notes, unless the likelihood of any outflow is considered remote.

The estimated contingent liabilities for legal proceedings as of December 31, 2015 considered possible  are set out in the following table:

Nature	Estimate
Tax	29,276
Civil - General	5,651
Labor	5,108
Civil - Environmental	1,472
Others	2
41,509

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Withholding income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payments of vessel charters.
Current status: This claim involves lawsuits in different administrative and judicial stages.	8,256
2) Immediate deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs in 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,022
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,514

4) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of amounts payed to Petros Plan, as well as several expenses occurred in 2007 and 2008, related to employee benefits and PETROS.

Current status: Awaiting the hearing of an appeal at the administrative level.	1,916
5) Income from subsidiaries and associates located outside Brazil, from 2005 to 2010, not included in the basis of calculation of income tax (IRPJ and CSLL).
Current status: Awaiting the hearing of an appeal at the administrative level.	1,685
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	608

7) Collection of CIDE (Contribution of Intervention in the Economic Domain) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	517
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done on the city of Niteroi (on the state of Rio de Janeiro) and not on the state of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	1,322

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel inter-state sales, including states in the Midwest, North and, Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	619
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
10) Incidence of VAT (ICMS) over alleged differences on initial and closing inventory, on crude oil and gas sales.
Current status: This claim involves lawsuits in different administrative and judicial levels.	284
Plaintiff: States of RJ, MG and BA Finance Departments
11) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5 (tax document not accepted by the tax authority), as well as challenges on the rights to this credit.
Current status: Awaiting the hearing of an appeal at the administrative level.	972
12) Additional VAT (ICMS) rate on jet fuel sales to airlines in the domestic market.
Current status: Awaiting the hearing of an appeal at the administrative level.	950
13) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: Two Tax Deficiency Notices have been issued and are being disputed at the administrative level, but have not yet been judged.	523
Plaintiff: States of RJ, SP, ES and BA Finance Departments
14) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	326
Plaintiff:Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

15) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their coastal waters.

Current status: TThis claim involves lawsuits in administrative and judicial stages.	698
Plaintiff: States of SP, RS and SC Finance Departments
16) Collection of VAT (ICMS) related to natural gas imports from Bolivia to the State of Mato Grosso do Sul (MS), alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	653
Plaintiff:States of RJ, SP, SE and BA Finance Departments
17) Alleged failure to withhold VAT (ICMS) credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	325
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
18) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: TThis claim involves tax notices in different administrative and judicial stages.	309
Plaintiff: State of Pernambuco Finance Department

19) VAT (ICMS) on interstate sales of natural gas destined to the distributors. The tax authority understand that the operations are in fact transfs, due to the trading/industrialization activities at the city-gate, that would define it as an establishment, and consequently charging the difference between the sale and the transfers.

Current status: This claim involves several tax notices in different administrative and judicial stages.	360
20) Other tax matters	3,417
Total for tax matters	29,276

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to pay special participation fees (government take) with respect to several fields and alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities in platform measurement systems.

Current status: This claim involves lawsuits in administrative and judicial stages.	1,246

2) Proceeding challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes to the payment of special participation charges.

Current status: The claim is being disputed in court and in an arbitration proceedings. As a result of a judicial decision the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Parque das Baleias proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended.

1,220
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
3) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil products (Diesel and LPG) sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices to be anti-competitive.	411
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc
4)Arbitration in the United States about terminating uniliteral service contract of perforation tied to ship-probe Titanium Explorer.
Current status: the process is in phase of knowledge, where the company seeks their rights presenting documents to prove that the author delinquent contractual obligations.	400
5) Other civil matters	2,374
Total for civil matters	5,651

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of ES, RJ, BA, MG, SP, PE, RN, PR, SC and RS (*).
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Company filed its collective bargaining agreement with the Superior Labor Court, and on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labor Courts of its understanding of the matter.	2,957
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro of the State of Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Company has appealed a decision with respect to the claim filed by Sindipetro/BA and awaits judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	323
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that Petrobras respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	282
4) Other labor matters	1,546
Total for labor matters	5,108

(*) Includes class actions previously presented as “other labor matters”. The estimate of the expenditure that would be required to settle the obligation and the possibility of and outflow of recources embodying economic benefits were reviewed.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária and IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	612
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal.

2) Administrative proceedings arising from environmental fines related to Upstream operating contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: Defense trial is pending and the administrative appeal regarding the fines and, when it comes to civil action, Petrobras appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	271
Other environmental matters	590
Total for environmental matters	1,472

30.4.   Class action and other related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009 , or certain notes issued in 2013  or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The FAC, brought by lead plaintiff and three other plaintiffs – Union Asset Management Holding AG (“Union”), Employees’ Retirement System of the State of Hawaii (“Hawaii”), and North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”) – brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On December 7, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed a motion to dismiss the FAC.

On December 20, 2015, the judge ruled on the motion to dismiss the FAC, partially granting the motion. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action will continue with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS.

In addition to the Consolidated Securities Class Action, to date, 28 lawsuits have been filed by individual investors before the same judge in the SDNY, consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and the Underwriters Defendants filed a motion to dismiss certain of the individual lawsuits, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions will continue with respect to other claims brought by these class plaintiffs. In addition, a similar lawsuit by individual investors has been filed in the United States District Court for the Eastern District of Pennsylvania.

The judge ordered that (i) the individual lawsuits and the Consolidated Securities Class Action shall be tried together in a single trial that will not exceed a total of eight weeks; (ii) the trial shall begin on September 19, 2016; and (iii) any individual action filed after December 31, 2015 will be stayed in all respects until after the completion of the scheduled trial.

On March 17, 2016, an additional lawsuit was filed by individual investors before the same judge in the SDNY consisting of allegations similar to those in the Consolidated Securities Class Action.  Pursuant to the judge’s order, this case will be stayed until after the completion of the scheduled trial.

These actions are in their early stages and involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the class plaintiffs have not specified an amount of alleged damages in the Consolidated Securities Class Action or the additional individual actions.

The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the litigation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.  The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.5.   Contingent assets

Recovery of PIS and COFINS

The Company filed civil lawsuits against the Federal Government claiming to recover, through offsetting amounts paid as taxes on finance income and foreign exchange variation gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law No. 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court declared this paragraph to be unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of US$ 290 as recoverable taxes.

The Company recognized US$ 957 as recoverable taxes in September 2014 (US$ 360 in other income and US$ 597 in finance income) for the lawsuit filed in 2005 to recover PIS and COFINS taxes overpaid on finance income in the period from February 1999 to December 2002, after its right to recover those taxes has been definitely recognized and the amounts and documents necessary to request judicial payment were presented.

As of December 31, 2015, the Company had non-current receivables of US$ 758 related to PIS and COFINS, which are inflation indexed and awaiting settlement, are set out in the following table:

12.31.2015
COFINS - January 2003 to January 2004	127
PIS / COFINS - February 1999 to November 2002	566
Inflation indexation	65
Non-current receivables	758

31.        Commitment to purchase  natural gas

On August 18, 2014, Petrobras reached an agreement with Yacimientos Petroliferos Fiscales Bolivianos (YPFB) to settle controversies regarding several aspects of the Bolivian natural gas import contract to supply the Brazilian domestic market (GSA). This agreement sets out payment schedules and compensations for both parties to resolve different interpretations of the GSA, and includes a contract to secure Bolivian natural gas supply for a thermoelectric power plant - UTE Cuiabá, resulting in a net charge of US$ 383. Upon, the acceptance of compensations by each party, this agreement has generated a net positive cash flow for Petrobras.

As of December 31, 2015, the total amount of the GSA agreement for the 2016 to 2019 period is approximately 43.95 billion cubic meters (m³) of natural gas (equivalent to 30.08 million cubic meters (m3) per day) and corresponds to a total estimated value of US$ 6.46 billion.

32.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,592 of which US$ 1,225 were still in force at  December 31, 2015, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to US$ 1,060 and bank guarantees of US$ 165.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

33.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

The Company created a Governance, Risk and Compliance function (and a Chief Governance, Risk and Compliance position) that is responsible for ensuring compliance, with respect to the Company’s processes, and for mitigating risk in the Company’s operations, including those related to fraud and corruption. The Chief Governance, Risk and Compliance officer, with respect to governance risk and compliance issues, must previously approve any matter submitted to the Executive Board for approval.

Corporate risk management is part of the Company’s commitment to act ethically and comply with legal and regulatory requirements of the countries where it operates. The Company accounts for risk whenever it makes a decision and manages risk based on an integrated approach.

To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management.

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of December 31, 2015, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Derivatives not designated for hedge accounting
Future contracts - total (*)	(5,694)	(4,314)	38	70
Long position/Crude oil and oil products	53,735	84,544	−	−	2016
Short position/Crude oil and oil products	(59,429)	(88,858)	−	−	2016
Options - total (*)	123	(594)	10	0.7
Call/Crude oil and oil products	−	(364)	−	(0.4)	2016
Put/Crude oil and oil products	123	(230)	10	1.1	2016
Forward contracts - total			6.3	2
Long position/Foreign currency forwards (ARS/USD)(**)	USD 0	USD 10	−	(1)	2016
Long position/Foreign currency forwards (BLR/USD)(**)	USD 217	USD 0	6	1	2016
Short position/Foreign currency forwards (BRL/USD)(**)	USD 50	USD 249	0.3	2	2016

Derivatives designated for hedge accounting
Swap - total			(33)	(42)
Foreign currency / Cross-currency Swap (**)	USD 298	USD 298	(16)	(22)	2016
Interest – Libor / Fixed rate (**)	USD 396	USD 419	(17)	(20)	2017

Total recognized in the Statement of Financial Position			21.3	31.7
(*) Notional value in thousands of bbl
(**) Amounts in USD are in million.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Gains (losses) recognized in the statement of income (*)			Gains (losses) recognized in the Shareholders’ Equity (**)			Guarantees given as collateral
	2015	2014	2013	2015	2014	2013	12.31.2015	12.31.2014
Commodity derivatives	238	368	(105)	−	−	−	7	6
Foreign currency derivatives	27	(20)	(39)	9	10	10	−	−
Interest rate derivatives	(9)	(11)	−	1	(1)	11	−	−
Embedded derivative - ethanol	−	−	(37)	−	−	−	−	−
	256	337	(181)	10	9	21	7	6
Cash flow hedge on exports (***)	(2,057)	(702)	(303)	(19,075)	(5,741)	(5,923)	−	−
	(1,801)	(365)	(484)	(19,065)	(5,732)	(5,902)	7	6

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out note 33.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of December 31, 2015 is set out following:

Financial Instruments	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	38	(44)	(127)
Forward contracts	Foreign currency - depreciation R$ x USD	2	(42)	(83)
Forward contracts	Foreign currency - appreciation Argentine peso x USD	−	−	−
Swap	Interest - Euribor decrease	−	−	−
Options	Crude oil and oil products - price changes	9	9	9
		49	(77)	(201)
Derivatives designated for hedge accounting
Swap		(8)	(59)	(99)
Debt	Foreign currency - appreciation JPY x USD	8	59	99
Net effect		−	−	−

Swap		4	(2)	(3)
Debt	Interest - LIBOR increase	(4)	2	3
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 3.7% depreciation of the Real; Japanese Yen x U.S. Dollar - a 2.9% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 12% depreciation of the Peso; LIBOR Forward Curve - a 0.31% increase throughout the curve. Source: Focus and Bloomberg.

33.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

33.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses with the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)             Cash Flow Hedge involving the Company’s  future exports

The Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated. Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered as highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer not considered highly probable, but is also no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income as a reclassification adjustment.

As of December 31, 2015, a portion of 2016 future exports for which a hedging relationship had been designated was no longer expected to occur and, therefore, the hedging relationship was revoked with respect to that portion of forecast exports and cumulative foreign exchange losses that had been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation was immediately reclassified from equity to the statement of income as a reclassification adjustment. A US$ 52 foreign exchange loss was recognized in the statement of income in the quarter ended December 31, 2015.

The principal amounts, the fair value as of December 31, 2015, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a USD 1.00 / R$ 3.9048 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of December 31, 2015 (R$ million)
Non-Derivative Financial Instruments (debt: principal and interest)	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2016 to November 2026	61,520	240,222

Changes in the amounts of principal and interest	US$	R$ million
Amounts designated as of December 31, 2014	50,858	135,088
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	23,336	81,137
Exports affecting the statement of income	(5,401)	(17,704)
Principal repayments / amortization	(7,273)	(27,038)
Foreign exchange variation	−	68,739
Amounts designated as of December 31, 2015	61,520	240,222

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2026	Average
Hedging instruments designated / Highly probable future exports (%)	82	83	80	78	71	61	57	55	49	60

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of December 31, 2015 is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Exchange rate	Tax effect	Total
Balance at January 1, 2015	(11,664)	3,966	(7,698)
Recognized in shareholders' equity	(21,132)	7,185	(13,947)
Reclassified to the statement of income affecting profit or loss	2,004	(682)	1,322
Reclassified to the statement of income for not concluded export	53	(18)	35
Balance at December 31, 2015	(30,739)	10,450	(20,289)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review in the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2015-2019 Business and Management Plan (Plano de Negócios e Gestão – PNG), a US$ 416 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of December 31, 2015 is set out below:

	Consolidated
	12.31.2015
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2026	Total
Expected Realization	(3,727)	(4,301)	(4,453)	(3,942)	(3,312)	(3,198)	(3,276)	(2,308)	(2,222)	(30,739)

b)            Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for the purpose of the cash flow hedge accounting.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 12.31.2015	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	5,433		202	1,358	2,716
Liabilities	(66,214)	Dollar/Real	(2,462)	(16,553)	(33,107)
Cash flow hedge on exports	61,520		2,288	15,380	30,760
	739		28	185	369
Liabilities (**)	(558)	Yen/Dollar	17	(140)	(279)
Assets	28	Euro/Real	−	7	14
Liabilities	(2,253)		(1)	(563)	(1,127)
	(2,225)		(1)	(556)	(1,113)
Assets	8,771	Euro/Dollar	(322)	2,193	4,386
Liabilities	(15,171)		556	(3,793)	(7,585)
	(6,400)		234	(1,600)	(3,199)
Assets	7	Pound	1	2	4
Liabilities	(26)	Sterling/Real	(2)	(6)	(13)
	(19)		(1)	(4)	(9)
Assets	2,332	Pound	45	583	1,166
Liabilities	(4,955)	Sterling/Dollar	(96)	(1,239)	(2,477)
	(2,623)		(51)	(656)	(1,311)
Assets	597	Peso/Dollar	66	149	298
Liabilities	(634)		(70)	(159)	(317)
	(37)		(4)	(10)	(19)
	(11,123)		222	(2,781)	(5,561)

(*) On December 31, 2015, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 3.7% depreciation of the Real/ Japanese Yen x U.S. Dollar - a 2.9% depreciation of the Japanese Yen/ Peso x U.S. Dollar - a 12% depreciation of the Peso / Euro x U.S. Dollar: a 3.5% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.9% appreciation of the Pound Sterling/ Real x Euro - a 0.1% appreciation of the Real / Real x Pound Sterling - 5.7% depreciation of the Real. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

33.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

33.4.   Capital management

The Company’s objectives when making its financial decisions is to achieve an adequate capital management and indebtedness level in order to safeguard its ability to continue as a going concern, adding value to its shareholders and investors. Its main sources of funding have been cash provided by its operating activities, debt issuance in the international capital markets, loan agreements with commercial banks and cash provided by asset disposals (divesting). The duration of the Company’s debt matches the maturity of its capital expenditures (an average maturity of approximately 7 years).

Net debt is calculated as total debt (short-term debt and long-term debt) less cash, cash equivalents and government bonds and time deposits with maturities higher than three months. Adjusted EBITDA is calculated by adding back net finance income (expenses), income taxes, depreciation/amortization, share of earnings in equity-accounted investments and impairment charges. These measures are not defined by the International Financial Reporting Standards – IFRS (non-GAAP measures) and should neither be considered in isolation or as substitutes for profit, indebtedness and cash flow provided by operating activities as defined by the IFRS, nor be compared to those measures of other companies.

	2015	2014
Total debt (current and noncurrent)	126,216	132,158
Cash and cash equivalents	(25,058)	(16,655)
Government securities and time deposits (maturity of more than three months)	(779)	(9,302)
Net debt	100,379	106,201
Net debt/(net debt+shareholders' equity)	60%	48%
Adjusted EBITDA	22,760	24,966
Net debt/Adjusted EBITDA ratio	4.41	4.25

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Undertaking capital expenditures in the oil and gas industry is financial-capital intensive and involves long-term maturity. Thus cash used in investing activities may exceed cash provided by operating activities during certain periods. Cash provided by operating activities may be negatively affected if oil prices remain at the current level for a significant period of time. Thus the Company’s financial ratios may be negatively affected during the period when there is no cash flows provided by the operations of its ongoing capital expenditures or when changes resulting from a revision of the Company’s Business and Management Plan – BMP are being implemented.

In addition, the recently revised divestment plan for the 2015 to 2016 period (projecting divestments of US$ 15.1 billion) is part of the Company's financial planning, aimed at reducing leverage, preserving cash and prioritizing capital expenditures, primarily in oil and gas production in Brazil in highly productive and profitable areas.

However, this divestment portfolio is dynamic and the occurrence of the transactions depend on business conditions, market conditions and the Company’s continuing assessment of its businesses, due to these reasons the rating conditions for assets available for sale were not fulfilled as set out in note 4.12.

33.5.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and highly rated Brazilian banks.

33.5.1.  Credit quality of financial assets

a)             Trade and other receivables

Most of the company’s customers have no credit agency ratings. Thus, credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the customer´s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer.

b)            Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor have been impaired, are set out below:

	Cash and cash equivalents		Marketable securities
	2015	2014	2015	2014
AAA	−	21	−	−
AA	567	100	−	−
A	18,947	8,145	−	20
BBB	3,601	1,501	67	91
BB	167	−	−	−
B	7	−	−	−
AAA.br	1,688	5,221	779	9,281
AA.br	11	926	−	−
Other ratings	70	741	22	40
	25,058	16,655	868	9,432

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

33.6.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, preserving a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

During 2015, the Company used traditional funding sources (export credit agencies – ECAs, banking market, capital markets and development banks) to obtain the necessary funding to repay debt and fund its capital expenditures. In 2016 the Company expects to count on traditional funding sources, other financing options and on proceeds from the divestment program, in order to meet its funding needs.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

Maturity	2016	2017	2018	2019	2020	2021 and thereafter	Balance at December 31, 2015	Balance at December 31, 2014
Principal	13,000	11,450	16,166	22,672	15,449	48,617	127,354	133,358
Interest	6,621	6,014	5,585	4,624	3,404	32,790	59,038	46,346
Total	19,621	17,464	21,751	27,296	18,853	81,407	186,392	179,704

33.7.   Insurance (unaudited)

The Company’s insurance strategy involves acquiring insurance to cover risks that may produce material impacts and also to cover risks that are subject to compulsory insurance coverage (pursuant to legal or contractual requirements). The remaining risks are self-insured and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by entering into insurance policies that have deductibles up to the equivalent to US$ 25.

The Company’s risk assumptions for insurance are not part of the audit scope of the financial statements audit and therefore were not examined by the Company’s Independent Registered Public Accounting Firm.

The main information concerning the insurance coverage outstanding at December 31, 2015 is set out below:

Assets	Types of coverage	Amount insured
Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	124,311
Tankers and auxiliary vessels	Hulls	2,585
Fixed platforms, floating production systems and offshore drilling units	Oil risks	26,353
Total		153,249

Petrobras does not have loss of earnings insurance or insurance related to well control, automobiles and pipeline networks in Brazil.

34.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are the same as or do not differ significantly from their carrying amounts.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1 inputs: are the most reliable evidence of fair value, quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2 inputs: are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3 inputs: are unobservable inputs for the asset or liability.

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	785	−	−	785
Commodity derivatives	48	−	−	48
Foreign currency derivatives	−	6.3	−	6.3
Balance at December 31, 2015	833	6.3	−	839.3
Balance at December 31, 2014	2,781.7	2	−	2,783.7

Liabilities
Foreign currency derivatives	−	(16)	−	(16)
Interest derivatives	−	(17)	−	(17)
Balance at December 31, 2015	−	(33)	−	(33)
Balance at December 31, 2014	−	(42)	−	(42)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of December 31, 2015, computed based on the prevailing market rates is set out in note 17.

35.        Subsequent events

Revision on governance and management model

On January 28, 2016, the Company presented its new organization structure and its new governance and management model. The revision of the model has been made to align the organization with the new conditions faced by the oil and gas industry and to prioritize profitability and capital discipline. The new model does not propose discontinuing operations, however, it does consider merge of operations.

Accordingly, the Company has been reviewing its current business segment structure in order to improve management business analysis, as well as decision-making regarding investments and resources allocation.

EIG Claim Involving Sete Brasil

On February 23, 2016, EIG Management Company (EIG) and affiliates filed a complaint against Petrobras before the federal court in Washington, DC, alleging that the Company had committed fraud by inducing plaintiffs to invest in Sete Brazil Participações SA ( "Sete"), through communications that failed to disclose the alleged corruption scheme in which the Company and Sete were allegedly involved and that plaintiffs’ investments in Sete allowed Petrobras to perpetuate and expand the corruption scheme. Petrobras has not yet been served in this action.

Line of credit

On February 26, 2016, Petrobras signed a term sheet with the China Development Bank -CDB, for a financing of US$10 billion.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The parties are also negotiating financing contracts including an agreement to supply crude oil to Chinese companies with similar terms to the contracts executed by them in 2009.

Contracts regarding the sale of its 20% interest in the concessions of Bijupirá and Salema

On February 26, 2016, Petro Rio S.A. terminated the sales contracts signed with the Company on July 1, 2015,  regarding the sale of the 20% interest in the concessions of Bijupirá and Salema (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Therefore, Petrobras maintains its 20% stake in those fields, in partnership with Shell, which owns the remaining 80% and operates the fields.

According to the contractual conditions, with the approval of CADE on August 10, 2015, the Company received the amount of US$ 5 as an advance, which will be fully returned.

Measures of incentive to the exploration and production of oil and natural gas

On March 3, 2016, the Conselho Nacional de Política Energética - CNPE enacted the Resolution No. 2 which authorizes the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis – ANP to extend the periods of the “Round Zero” concession agreements, establishes guidelines for this process, as well as determines that the ANP must notify operators whose fields have not been producing for the last six months, applying for a response to the production restart, transfers of rights, or return the fields. The resolution also extends the special customs procedure of goods for the research and exploitation of oil and gas activities, REPETRO, and requests to complete the studies for proposing the parameters of hiring under the production sharing model in unitized areas in the Pre-Salt.

Financing Agreement with ICBC Leasing (sale and leaseback)

On March 8, 2016, the Company received the amount of US$ 1 billion related to sale and leaseback agreement entered into by Petrobras and ICBC Leasing (Industrial and Commercial Bank of China Leasing), with respect to P-52 platform, as announced on October 13, 2015.

P-52 was sold to the bank and the debt will be settled by lease payments. The ownership will be transferred back to the Company by the of lease term. The transaction has a 10 year maturity.

36.        Information Related to Guaranteed Securities Issued by Subsidiaries

36.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to prove reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated Petrobras’ effective monopoly. The amendment was implemented by the Oil Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Oil Law established a regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Oil Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Oil Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

As of December 31, 2015, the Company operates in South America, which includes Argentina, Colombia and Bolivia; North America, which includes Mexico and the United States of America; and Turkey (others), comprised of Turkey. The equity-accounted investments are comprised of the operations of Petrobras Oil and Gas B.V. (PO&G) in Africa, mainly Nigeria, as well as Venezuelan companies involved in exploration and production activities. However, reserves are estimated only in Argentina, United States, Nigeria and Venezuela.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	Consolidated entities							Equity Method Investees
	Brazil	International					Total
		South America	North America	Africa	Others	Total
December 31, 2015
Unproved oil and gas properties	6,720	133	396	−	−	529	7,249	−
Proved oil and gas properties	70,822	2,016	4,107	−	−	6,123	76,945	2,899
Support Equipment	70,931	1,066	65	−	4	1,135	72,066	88
Gross Capitalized costs	148,473	3,215	4,568	−	4	7,787	156,260	2,987
Depreciation, depletion and amortization	(40,763)	(2,037)	(1,574)	−	(4)	(3,615)	(44,378)	(1,282)
Net capitalized costs	107,710	1,178	2,994	−	−	4,172	111,882	1,705

December 31, 2014
Unproved oil and gas properties	9,298	72	673	−	−	745	10,043	9
Proved oil and gas properties	96,520	2,007	4,247	−	−	6,254	102,774	4,542
Support Equipment	79,497	1,181	78	−	3	1,262	80,759	26
Gross Capitalized costs	185,315	3,260	4,998	−	3	8,261	193,576	4,577
Depreciation, depletion and amortization	(46,691)	(1,753)	(1,274)	−	(3)	(3,030)	(49,721)	(1,819)
Net capitalized costs	138,624	1,507	3,724	−	−	5,231	143,855	2,758

December 31, 2013
Unproved oil and gas properties	21,261	826	685	22	−	1,533	22,794	−
Proved oil and gas properties	82,389	2,410	5,907	−	−	8,317	90,706	3,972
Support Equipment	81,436	360	(274)	(15)	4	75	81,511	1
Gross Capitalized costs	185,086	3,596	6,319	7	4	9,926	195,012	3,973
Depreciation, depletion and amortization	(44,626)	(2,045)	(948)	−	(4)	(2,997)	(47,623)	(1,455)
Net capitalized costs	140,460	1,551	5,370	7	−	6,929	147,389	2,518

ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities							Equity Method Investees
	Brazil	International					Total
		South America	North America	Africa (*)	Others	Total
December 31, 2015
Acquisition costs:
Proved	−	−	−	−	−	−	−	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	3,266	59	83	−	−	142	3,408	10
Development costs	15,536	451	397	−	−	848	16,384	431
Total	18,802	510	480	−	−	990	19,792	441

December 31, 2014
Acquisition costs:
Proved	−	89	−	−	−	89	89	−
Unproved	54	−	−	−	−	−	54	−
Exploration costs	5,455	122	135	15	−	272	5,727	−
Development costs	18,158	546	418	−	−	964	19,122	638
Total	23,667	757	552	15	−	1,325	24,992	638

December 31, 2013
Acquisition costs:
Proved	−	−	−	−	−	−	−	−
Unproved	2,791	−	−	−	−	−	2,791	−
Exploration costs	6,814	183	397	1	1	582	7,396	−
Development costs	16,732	673	1,138	282	2	2,095	18,827	237
Total	26,337	856	1,535	283	3	2,677	29,014	237

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2015, 2014 and 2013 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iii) Results of operations for oil and gas producing activities

	Consolidated entities							Equity Method Investees
	Brazil	International					Total
		South America	North America	Africa	Others	Total
December 31, 2015

Net operation revenues:
Sales to third parties	2,867	303	590	−	−	893	3,760	561
Intersegment	30,951	969	−	−	−	969	31,920	19

Production costs	(17,023)	(556)	(189)	−	−	(745)	(17,768)	(209)
Exploration expenses	(1,582)	(18)	(311)	−	−	(329)	(1,911)	(30)
Depreciation, depletion and amortization	(7,403)	(301)	(246)	−	−	(547)	(7,950)	(187)
Impairment of oil and gas properties	(9,165)	(207)	(458)	−	−	(665)	(9,830)	(278)
Other operating expenses	(2,932)	47	(91)	−	(160)	(204)	(3,136)	(43)
Results before income tax expenses	(4,287)	237	(705)	−	(160)	(628)	(4,915)	(167)
Income tax expenses	1,458	(77)	1	−	16	(60)	1,398	(84)
Results of operations (excluding corporate overhead and interest costs)	(2,829)	160	(704)	−	(144)	(688)	(3,517)	(251)

December 31, 2014

Net operation revenues:
Sales to third parties	500	847	919	−	−	1,766	2,266	676
Intersegment	65,116	1,234	−	−	−	1,234	66,350	1,394
Production costs	(27,397)	(998)	(227)	−	−	(1,225)	(28,622)	(579)
Exploration expenses	(2,882)	(28)	(142)	(15)	−	(185)	(3,067)	(280)
Depreciation, depletion and amortization	(7,675)	(352)	(558)	−	−	(910)	(8,585)	(174)
Impairment of oil and gas properties	(2,133)	(87)	(1,585)	(6)	−	(1,678)	(3,811)	(74)
Other operating expenses	(2,827)	1,059	(112)	2	113	1,063	(1,764)	(8)
Income before income tax expenses	22,702	1,675	(1,705)	(20)	113	64	22,766	954
Income tax expenses	(7,719)	(490)	(4)	−	17	(477)	(8,196)	(653)
Results of operations (excluding corporate overhead and interest costs)	14,983	1,186	(1,709)	(20)	130	(413)	14,570	301

December 31, 2013

Net operation revenues:
Sales to third parties	1,114	1,033	513	206	−	1,752	2,866	546
Intersegment	67,096	1,708	−	674	−	2,382	69,478	762
Production costs	(26,465)	(1,420)	(177)	(65)	−	(1,663)	(28,128)	(197)
Exploration expenses	(2,784)	(61)	(88)	(28)	(3)	(180)	(2,964)	(2)
Depreciation, depletion and amortization	(7,814)	(519)	(322)	(89)	−	(931)	(8,745)	(263)
Impairment of oil and gas properties	(4)	1	(14)	(560)	−	(573)	(577)	−
Other operating expenses	(1,345)	(256)	(75)	(50)	1,748	1,367	22	−
Income before income tax expenses	29,798	486	(162)	86	1,744	2,154	31,952	847
Income tax expenses	(10,131)	(141)	(2)	(367)	(1)	(510)	(10,642)	(348)
Results of operations (excluding corporate overhead and interest costs)	19,667	345	(164)	(281)	1,744	1,644	21,311	498

(iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2015, 2014 and 2013 are shown in the following table. Proved reserves are estimated by the Company’s reservoir geoengineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

(iv) Reserve quantities information

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated							Equity Method Investees
	Brazil	Abroad **					Total
Proved developed and undeveloped reserves		South America	North America	Africa	Others	Total
Reserves at December 31, 2012	10,539.2	175.4	74.0	140.2	389.6	8.3	10,937.1	24.3
Transfers by loss of control*	−	−	−	(140.2)	(140.2)	−	(140.2)	140.2
Revisions of previous estimates	(110.0)	13.4	21.9	−	35.4	1.3	(73.4)	1.8
Extensions and discoveries	818.3	−	33.0	−	33.0	−	851.4	−
Improved Recovery	124.2	−	−	−	−	−	124.2	−
Sales of reserves	(42.3)	−	(1.5)	−	(1.5)	−	(43.8)	(65.4)
Production for the year	(671.0)	(22.8)	(4.3)	−	(27.1)	(0.8)	(698.9)	(16.5)
Reserves at December 31, 2013	10,658.4	166.0	123.1	−	289.2	8.8	10,956.4	84.5
Revisions of previous estimates	629.3	(3.2)	5.3	−	2.1	0.2	631.6	(1.1)
Extensions and discoveries	267.7	3.0	1.6	−	4.6	−	272.3	−
Improved Recovery	−	0.5	−	−	0.5	−	0.5	−
Sales of reserves	−	(104.4)	(0.1)	−	(104.5)	−	(104.5)	−
Purchases of reserves	−	22.9	−	−	22.9	−	22.9	−
Production for the year	(704.6)	(18.3)	(10.0)	−	(28.3)	(1.1)	(734.0)	(11.3)
Reserves at December 31, 2014	10,850.9	66.5	119.9	−	186.5	7.9	11,045.1	72.1
Revisions of previous estimates	(1,968.9)	(3.5)	(18.1)	−	(21.6)	0.1	(1,990.4)	3.1
Extensions and discoveries	407.1	4.8	−	−	4.8	−	411.9	−
Improved Recovery	0.4	0.7	−	−	0.7	−	1.1	16.2
Sales of reserves	(2.3)	(4.5)	−	−	(4.5)	−	(6.8)	−
Production for the year	(743.1)	(11.7)	(11.2)	−	(22.8)	(1.0)	(767.0)	(10.9)
Reserves at December 31, 2015	8,544.1	52.3	90.6	−	142.9	6.9	8,693.9	80.4

(*) Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G.
(**) In 2013 includes 105 million barrels related to assets classified as held for sale.
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated							Equity Method Investees
	Brazil	Abroad **					Total
Proved developed and undeveloped reserves		South America	North America	Africa	Others	Total
Reserves at December 31, 2012	10,344.6	1,083.7	67.7	45.5	1,196.9	13.3	11,554.8	47.8
Transfers by loss of control*	−	−	−	(45.5)	(45.5)	−	(45.5)	45.5
Revisions of previous estimates	(291.2)	75.2	2.6	−	77.8	(0.1)	(213.5)	(8.0)
Extensions and discoveries	1,113.0	−	80.4	−	80.4	−	1,193.4	−
Improved Recovery	916.0	−	−	−	−	−	916.0	−
Sales of reserves	(17.3)	−	(13.4)	−	(13.4)	−	(30.7)	(22.8)
Purchases of reserves	0.4	−	−	−	−	−	0.4	−
Production for the year	(773.8)	(100.4)	(4.4)	−	(104.8)	(1.4)	(880.0)	(0.6)
Reserves at December 31, 2013	11,291.7	1,058.5	132.9	0.0	1,191.4	11.8	12,494.8	61.9
Transfers by loss of control*	−	−	−	−	−	−	−	−
Revisions of previous estimates	468.0	25.5	46.1	−	71.6	0.1	539.7	(14.4)
Extensions and discoveries	216.0	42.1	6.0	−	48.1	−	264.1	−
Improved Recovery	−	10.8	−	−	10.8	−	10.8	−
Sales of reserves	−	(351.7)	(0.1)	−	(351.8)	−	(351.8)	−
Purchases of reserves	−	47.1	−	−	47.1	−	47.1	−
Production for the year	(805.4)	(101.5)	(4.9)	−	(106.4)	(1.4)	(913.2)	(0.6)
Reserves at December 31, 2014	11,170.3	730.8	180.0	0.0	910.8	10.6	12,091.5	46.9
Transfers by loss of control*	−	−	−	−	−	−	−	−
Revisions of previous estimates	(1,178.3)	16.8	(17.0)	−	(0.2)	0.2	(1,178.3)	(13.1)
Extensions and discoveries	417.6	74.6	−	−	74.6	−	492.2	−
Improved Recovery	0.2	27.7	−	−	27.7	−	27.9	−
Sales of reserves	(1.3)	(90.2)	−	−	(90.2)	−	(91.5)	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(820.8)	(79.2)	(24.5)	−	(103.7)	(1.4)	(925.9)	(0.3)
Reserves at December 31, 2015	9,587.7	680.5	138.5	−	819.1	9.3	10,416.1	33.5
*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G.
** In 2013 includes 363 billion cubic feet related to assets classified as held for sale.
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

 (Expressed in millions of US Dollars, unless otherwise indicated)

(iv) Reserve quantities information

	2015				2014				2013
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Net proved developed reserves:
Consolidated Entities
Brazil	4,266.5	6.9	5,320.5	9.3	7,002.7	7.9	6,661.0	10.6	6,509.3	8.8	6,578.9	11.8
South America	39.7	−	366.3	−	52.0	−	358.2	−	86.0	−	368.4	−
North America	53.6	−	122.5	−	63.6	−	146.2	−	46.2	−	9.9	−
Abroad	93.4	−	488.8	−	115.6	−	504.3	−	132.2	−	378.3	−
Total Consolidated Entities	4,359.8	6.9	5,809.3	9.3	7,118.3	7.9	7,165.4	10.6	6,641.6	8.8	6,957.3	11.8
Nonconsolidated Entities
South America	6.6	−	8.0	−	9.4	−	15.7	−	12.4	−	14.9	−
Africa	28.0	−	10.4	−	30.8	−	14.4	−	37.3	−	15.7	−
Abroad	34.7	−	18.4	−	40.2	−	30.1	−	49.8	−	30.5	−
Total Nonconsolidated Entities	34.7	−	18.4	−	40.2	−	30.1	−	49.8	−	30.5	−
Total Consolidated and Nonconsolidated Entities	4,394.5	6.9	5,827.7	9.3	7,158.5	7.9	7,195.5	10.6	6,691.4	8.8	6,987.8	11.8

Net proved undeveloped reserves:
Consolidated Entities
Brazil	4,277.7	−	4,267.2	−	3,848.2	−	4,509.2	−	4,149.1	−	4,712.7	−
South America	12.5	−	314.2	−	14.6	−	372.5	−	80.1	−	690.1	−
North America	37.0	−	16.0	−	56.4	−	33.8	−	77.0	−	123.1	−
Abroad	49.5	−	330.3	−	71.0	−	406.3	−	157.1	−	813.2	−
Total Consolidated Entities	4,327.2	−	4,597.5	−	3,919.2	−	4,915.5	−	4,306.2	−	5,525.9	−
Nonconsolidated Entities
South America	7.9	−	8.9	−	8.6	−	11.9	−	8.8	−	26.4	−
Africa	37.8	−	6.2	−	23.3	−	4.9	−	25.9	−	4.9	−
Abroad	45.7	−	15.1	−	31.9	−	16.8	−	34.7	−	31.3	−
Total Nonconsolidated Entities	45.7	−	15.1	−	31.9	−	16.8	−	34.7	−	31.3	−
Total Consolidated and Nonconsolidated Entities	4,372.9	−	4,612.6	−	3,951.1	−	4,932.3	−	4,340.8	−	5,557.2	−
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas. Estimated future cash inflows from production in Brazil are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indications, assuming continuation of year-end economic conditions. Estimated future income taxes (including future social contributions on net income - CSLL) are calculated by applying appropriate year-end statutory tax rates. The amounts presented as future income taxes expenses reflect allowable deductions considering statutory tax rates. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

	Consolidated entities						Equity Method Investees
	Brazil	International**				Total
		South America	North America	Africa	Total
As of December 31, 2015
Future cash inflows	462,364	6,541	4,720	−	11,261	473,625	3,942
Future production costs	(256,130)	(3,165)	(2,684)	−	(5,849)	(261,979)	(1,404)
Future development costs	(65,449)	(1,056)	(992)	−	(2,048)	(67,497)	(1,228)
Future income tax expenses	(61,408)	(527)	(23)	−	(550)	(61,958)	(349)
Undiscounted future net cash flows	79,377	1,793	1,021	−	2,814	82,191	961
10 percent midyear annual discount for timing of estimated cash flows*	(36,608)	(588)	(148)	−	(736)	(37,344)	(449)
Standardized measure of discounted future net cash flows	42,769	1,205	873	−	2,078	44,847	512

As of December 31, 2014
Future cash inflows	1,080,516	7,164	11,334	−	18,498	1,099,014	6,282
Future production costs	(469,252)	(3,743)	(3,687)	−	(7,430)	(476,682)	(1,904)
Future development costs	(70,098)	(1,195)	(2,351)	−	(3,547)	(73,644)	(1,613)
Future income tax expenses	(188,740)	(618)	(408)	−	(1,026)	(189,766)	(920)
Undiscounted future net cash flows	352,427	1,608	4,888	−	6,495	358,922	1,846
10 percent midyear annual discount for timing of estimated cash flows*	(178,720)	(526)	(1,582)	−	(2,108)	(180,828)	(553)
Standardized measure of discounted future net cash flows	173,707	1,082	3,306	−	4,388	178,094	1,292

As of December 31, 2013
Future cash inflows	1,134,383	16,770	12,071	−	28,841	1,148,794	8,724
Future production costs	(469,442)	(8,742)	(3,484)	−	(12,226)	(472,233)	(3,051)
Future development costs	(72,675)	(2,146)	(2,795)	−	(4,942)	(66,229)	(1,927)
Future income tax expenses	(205,938)	(1,693)	(169)	−	(1,862)	(209,434)	(1,221)
Undiscounted future net cash flows	386,328	4,189	5,622	−	9,811	400,898	2,524
10 percent midyear annual discount for timing of estimated cash flows*	(197,760)	(1,435)	(2,288)	−	(3,723)	(209,434)	(820)
Standardized measure of discounted future net cash flows	188,569	2,754	3,335	−	6,088	191,464	1,704

*Semiannual capitalization
**In 2013 includes the amount of US$ 1,758 related to assets classified as held for sale.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of US Dollars, unless otherwise indicated)

(v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

	Consolidated entities							Equity Method Investees
	Brazil	International					Total
		South America	North America	Africa	Others	Total
Balance at January 1, 2015	173,707	1,082	3,306	−	−	4,388	178,095	1,292
Transfers by loss of control	−	−	−	−	−	−	−	−
Sales and transfers of oil and gas, net of production cost	(17,330)	(560)	(403)	−	−	(963)	(18,293)	(248)
Development cost incurred	15,536	451	397	−	−	848	16,384	431
Net change due to purchases and sales of minerals in place	(34)	(58)	−	−	−	(58)	(92)	−
Net change due to extensions, discoveries and improved recovery less related costs	6,522	324	−	−	−	324	6,846	487
Revisions of previous quantity estimates	(29,592)	2	(655)	−	−	(653)	(30,245)	134
Net change in prices, transfer prices and in production costs	(185,071)	150	(2,809)	−	−	(2,659)	(187,730)	(1,737)
Changes in estimated future development costs	(6,948)	(370)	538	−	−	168	(6,780)	(121)
Accretion of discount	17,371	157	314	−	−	471	17,842	130
Net change in income taxes	68,608	67	93	−	−	160	68,768	337
Other - unspecified		(40)	92	−	−	52	52	(193)
Balance at December 31, 2015	42,769	1,205	873	−	−	2,078	44,847	512

	Consolidated entities							Equity Method Investees
	Brazil	International
		South America	North America	Africa	Others	Total
Balance at January 1, 2014	188,569	2,754	3,335		−	6,088	194,657	−
Transfers by loss of control				−		−	−	−
Sales and transfers of oil and gas, net of production cost	(38,212)	(652)	(700)	−	−	(1,352)	(39,563)	−
Development cost incurred	18,158	546	418	−	−	964	19,122	−
Net change due to purchases and sales of minerals in place	−	(1,092)	106	−	−	(985)	(985)	−
Net change due to extensions, discoveries and improved recovery less related costs	7,197	182	−	−	−	182	7,379	−
Revisions of previous quantity estimates	16,764	(28)	213	−	−	185	16,949	(30)
Net change in prices, transfer prices and in production costs	(33,371)	(255)	(378)	−	−	(633)	(34,004)	(576)
Changes in estimated future development costs	(11,824)	(361)	38	−	−	(323)	(12,147)	(116)
Accretion of discount	18,857	132	343	−	−	475	19,331	176
Net change in income taxes	7,570	(114)	(94)	−	−	(208)	7,363	86
Other - unspecified		(30)	25	−	−	(6)	(6)	362
Balance at December 31, 2014	173,707	1,082	3,306	−	−	4,388	178,094	1,292

	Consolidated entities							Equity Method Investees
	Brazil	International**
		South America	North America	Africa	Others	Total
Balance at January 1, 2013	188,618	3,200	2,466	3,755	−	9,421	198,039	411
Transfers by loss of control*	−	−	−	(3,755)	−	(3,755)	(3,755)	3,755
Sales and transfers of oil and gas, net of production cost	(33,988)	(1,159)	(398)	−	−	(1,557)	(35,545)	(735)
Development cost incurred	16,732	656	165	282	2	1,105	17,837	237
Net change due to purchases and sales of minerals in place	(1,008)	272	(116)	−	−	157	(851)	(1,878)
Net change due to extensions, discoveries and improved recovery less related costs	33,171	−	673	−	−	673	33,844	−
Revisions of previous quantity estimates	(4,075)	28	936	−	−	963	(3,112)	84
Net change in prices, transfer prices and in production costs	(9,710)	(373)	(351)	(282)	(2)	(1,665)	(10,718)	(416)
Changes in estimated future development costs	(19,155)	(404)	(346)	−	−	(750)	(19,905)	(86)
Accretion of discount	18,862	447	271	−	−	718	19,579	251
Net change in income taxes	(877)	189	(12)	−	−	176	(701)	272
Other - unspecified		(102)	46	−	−	(56)	(56)	(192)
Balance at December 31, 2013	188,569	2,754	3,334	−	−	5,431	194,657	1,704
*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G. See note 10.2 for further details.
** Includes the amount of US$ 1,758 related to assets classified as held for sale.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.